





Recursion

2023 Proxy Statement

About Recursion

Our Mission:

Decode biology to radically improve lives

Recursion is a clinical-stage TechBio company leading the space by decoding biology to industrialize drug discovery. Our vision is to leverage technology to map and navigate biology and chemistry to discover and develop better medicines faster.

We're industrializing drug discovery and development.

A Letter from Our Co-Founder and CEO

Dear Shareholder,

I am filled with a sense of gratitude for your continued support of Recursion and our mission to Decode Biology to Radically Improve Lives. 2022 was a year of great progress, and I am honored to share our successes and opportunities with you looking back, as well as to lay out our plan going forward.

With the world facing uncertainty, not only as a result of economic headwinds and geopolitical tensions, but also from the broad implications resulting from advances in technology making waves across the tech industry and threatening to change the way many people work, we are proud to be a company that is focused on using cutting-edge technology to find solutions to some of the most complex and pressing problems in biotechnology. Our mission is a unifying force for good, a rallying call for our team reminding us of our purpose and driving us forward through times of uncertainty.

2022 was, no doubt, an uncertain time for many, and especially for growth stage biotechnology companies. At Recursion, we adapted quickly to changing conditions by pulling back on growth and hiring plans in January and updating our tactics to increase our relative focus on near and mid-term value drivers without changing our long-term strategy to seize what we continue to see is an inevitable opportunity to leverage technology to fundamentally alter the efficiency and impact of the biopharma industry.

2022 Highlights



INITIATED 5 CLINICAL TRIALS IN 2022
and planning a 6th clinical trial to initiate

Specific key examples of our delivery in 2022 include:

- We initiated 5 clinical trials, including three Phase 2 programs, setting the stage for readouts later this year, into 2024, and beyond.
- We delivered against the core foundational data pillars of our Roche/Genentech collaboration in neuroscience and an indication in gastrointestinal oncology while advancing multiple fibrosis programs simultaneously with our partners at Bayer. This work sets the stage for potential advancement of programs or map-building milestones and data-usage options that underlie the strength of our approach.
- We continued to build-out the Recursion OS, which we believe is among the most comprehensive full-stack technology solutions in the biopharma industry spanning target discovery through digital chemistry, lead optimization, translation and IND-enabling work. The most significant advances include the acceleration of our scaled transcriptomic technologies, industry-leading build-out of hiPSC-derived cell production, and acceleration of our efforts to incorporate additional in-house chemistry capabilities at Recursion.
- We continued operating from a position of strength through our expanded laboratory facilities, improved compliance processes fit for a company of our scale, our high-ratings after our first annual ESG report, and our ability to raise significant funds from long-term oriented investors in our $150M PIPE offering in October.

All of these achievements and many more have been possible because of the exceptional team we have at Recursion. I am proud to say that we have attracted some of the brightest minds from the technology and biotechnology industries. In 2022, we codified Recursion's Founding Principles as a way to frame how Recursion approaches problems from a first-principles perspective, solidify our culture that is at the interface of technology and biotechnology, and drive maximal impact and value. We believe that investing in our team is one of the most important things we can do to ensure our long-term success, and we will continue to do so in the years ahead.

WE BELIEVE THAT WE HAVE BUILT ONE OF THE LARGEST PROPRIETARY BIOLOGICAL AND CHEMICAL DATASETS

>21 petabytes of data
>3 trillion searchable relationships

RELEASED THE RXRX3 DATASET AND MOLREC APPLICATION

framing how data itself can be a unique value driver

"We are proud to be a company that is focused on using cutting-edge technology to find solutions to some of the most complex and pressing problems in biotechnology. We are operating from a leading position among TechBio companies."



Despite the economic uncertainties of 2022, we are operating from a leading position among TechBio companies. With roughly $550 million of cash and equivalents at the end of 2022, some of the largest partnerships, one of the broadest and most advanced clinical pipelines, and one of the most diverse and integrated technology stacks, we are well positioned to take advantage of opportunities as they arise. While we will remain prudent stewards of capital, we will not be afraid to take advantage of the creative destruction in the private and public stage biopharma space including prudent consolidation where and when it fits with our strategy.

Perhaps one of the biggest shifts we noticed in 2022 was the continued acceleration of people's appreciation of the potential for the TechBio space. From large pharmaceutical companies to large technology companies, it feels to us like there is a growing sense of inevitability among leaders at these companies that technology will indeed create step-function shifts in the healthcare industry; an opinion that has not been widely accepted until recently. Seeing the nexus of interest between both biopharma industry players and technology players in the space is creating an exciting recipe for transformational partnerships and collaborations.

At Recursion, our Roche/Genentech deal, signed in late 2021, set a precedent that may have been underappreciated at the time for selling access to portions of our proprietary dataset. And our recent dataset release of RxRx3, the largest public dataset of its kind ever shared, has created significant interest in our data. Looking forward into 2023, we see our proprietary dataset of over 21 petabytes as a unique value driver not only for our own discovery programs and those of our close partners, but perhaps as a harbinger of a new market of extraordinarily high-quality biological and chemical data built fit-for-the purpose of training machine learning and AI algorithms.

In closing, I want to express my sincere gratitude for your continued support of Recursion. We are incredibly proud of what we have accomplished together and remain committed to delivering value to our shareholders, our team, and the patients we aim to serve. We could not be more excited about the long-term future of our space and how our team is prepared to continue building and executing against this grand opportunity. If we can achieve even a portion of our ambitious mission, we have the opportunity to create massive positive impact in the world and build an incredible business to drive it. We won't let up in our work to achieve that outcome.

Thank you,

Chris Gibson, Ph.D.
Co-Founder and Chief Executive Officer

Who We Are

CULTURE, VALUES AND MINDSET

Our culture at Recursion is designed with intention to fuel our mission. We are a mission-first company. We believe culture drives delivery of the mission. Essential to decoding biology in our context is a mindset deeply committed to achieving impact at unprecedented scale through pioneering new industrialized approaches. We call it the Recursion Mindset. To embrace this mindset and our ambition, our people must deeply learn what will make them impactful in our context while questioning what made them successful in prior contexts. Sometimes this requires unlearning. Sometimes this requires a professional metamorphosis. For everyone, it requires change.

To decode biology, we intentionally source for an incredible breadth of fields from multiple industries, and for all of them, Recursion is a new kind of company. Our people need to think fast, nimbly, and in complex layers and systems, while embracing failure and demonstrating high change velocity. The guideposts for teaching our people to successfully transition to TechBio and deliver our mission are our Founding Principles and Values. They are the essential shape of our culture. The Founding Principles direct us in making scientific and technical decisions that further our mission. The Values define the day-to-day behaviors that further our mission. Together, they are the compass that points our people towards decoding biology.

OUR PEOPLE

Our people are mission-driven, humble, bright, generous of spirit and constructively dissatisfied with the status quo. Our people yearn for transformational industry change and making a positive impact on the world. Our people are also intentionally diverse across multiple dimensions. Together, these attributes allow us to build exceptionally high-performing teams that collaborate with urgency to deliver the mission. Our culture is brought to life by our people, living and leading with a Recursion Mindset.

RECURSION VALUES


we care
we learn
we deliver
we act boldly with integrity
we are one Recursion

FOUNDING PRINCIPLES

We aim to uncover better ways to discover medicines, leading us to a set of Founding Principles that guide our collective work. Drug discovery at Recursion is enabled by continuous collaboration between drug hunters and tool builders who live by these principles to develop broadly applicable platforms and products through the active prosecution of novel drug programs. Our six Founding Principles differentiate our approach from nearly every other biopharma company, enable us to lead TechBio, and form the foundation of a mindset we teach and enrich at Recursion.

EXPLORE THE UNCHARTED OVER TARGETING THE KNOWN.

CREATE VIRTUOUS CYCLES OF ATOMS AND BITS.

BUILD CONNECTED DATA OVER COLLECTING DATA POINTS.

INDUSTRIALIZE TO SCALE EXPONENTIALLY THROUGH STANDARDIZATION AND AUTOMATION.

OPTIMIZE FOR THE PORTFOLIO TO ACCELERATE PROGRAMS AT SCALE.

CHALLENGE ASSUMPTIONS AND CONVENTION TO UNCOVER FUNDAMENTAL TRUTHS.

Notice of 2023 Annual Meeting of Stockholders

To be held June 16, 2023

Date

June 16, 2023

Time

12:00 P.M. MOUNTAIN TIME

Place

VIRTUAL MEETING, WHICH WILL BE CONDUCTED VIA LIVE WEBCAST at *www.virtualshareholdermeeting.com/RXRX2023*

The purpose of the Annual Meeting is the following:

TO ELECT

two Class II directors to our Board of Directors, to serve until the 2026 annual meeting of stockholders and until his or her successor has been duly elected and qualified, or until his or her earliest death, resignation or removal (Proposal 1);

TO HOLD AN ADVISORY VOTE

to approve the compensation of our Named Executive Officers, as disclosed in the proxy statement accompanying this notice (Proposal 2);

TO HOLD AN ADVISORY VOTE

on the frequency of our stockholders' advisory votes on executive compensation (Proposal 3);

TO RATIFY

the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 (Proposal 4); and

TO TRANSACT

any other business properly brought before the Annual Meeting or any continuation, adjournments, or postponements thereof.

We are pleased to notify you that the 2023 Annual Meeting of Stockholders of Recursion Pharmaceuticals, Inc. (the "*Annual Meeting*"), will be held online on June 16, 2023 at 12:00 p.m. Mountain Time in a virtual meeting at *www.virtualshareholdermeeting.com/RXRX2023*. You will be able to attend the meeting online, vote electronically and submit questions by registering at *www.virtualshareholdermeeting.com/RXRX2023* 15 minutes prior to the meeting start time of 12:00 p.m. Mountain Time.

Our Board has fixed the Stockholders of record date at the close of business on April 17, 2023. Stockholders as of the record date, are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. You will not be able to attend the 2023 Annual Meeting in person.

We are pleased to comply with the Securities and Exchange Commission rules that allow companies to distribute their proxy materials over the Internet under the "notice and access" approach. As a result, we are mailing to our stockholders a Notice of Internet Availability of Proxy Materials, or Notice of Availability, instead of a paper copy of our proxy materials and our Annual Report for the fiscal year ended December 31, 2022, or the 2022 Annual Report. We plan to mail the Notice of Availability on or about April 28, 2023, and it contains instructions on how to access those documents and to cast your vote over the Internet. This process allows us to provide our stockholders with the information they need on a more timely basis, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. If you would like to receive a printed copy of our Annual Report, please follow the instruction of the Notice Card provided herein or contact us at *Investor@Recursion.com* or using the information on our investor relation website at *https://ir.recursion.com*.

By order of the Board of Directors,



Chris Gibson, PhD.

Co-Founder, Chief Executive Officer and Director

Your vote is important. Whether or not you are able to virtually attend the Annual Meeting and vote your shares online during the meeting, it is important that your shares be represented. To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the Annual Meeting, by submitting your proxy over the Internet or by telephone as described in the instructions included in the Notice of Availability or by signing, dating and returning the proxy card no later June 15, 2023. **Please note, however, that if your shares are held on your behalf by a brokerage firm, bank, or other nominee and you wish to vote at the Annual Meeting, you must obtain a proxy issued in your name from that nominee.**

Table of Contents

Proxy Summary

PROPOSALS TO BE VOTED UPON AT THE ANNUAL MEETING

Proposal	Description	Board Recommendation	Page Reference
1	To elect two Class II Directors to our Board of Directors, to serve until the 2026 annual meeting of stockholders and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal;	FOR	21
2	To approve, on an advisory basis, the compensation of our named executive officers;	FOR	28
3	To hold an advisory vote on the frequency of the advisory vote to approve executive compensation; and	1 YEAR	52
4	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.	FOR	54

HOW TO VOTE

BY INTERNET

www.proxyvote.com. Use the Internet to transmit your voting instructions any time prior to 11:59 p.m., Eastern Time, on June 15, 2023. Have the Notice or your proxy card in hand when you access the website. Follow the steps outlined on the secured website.

BY PHONE

If your a direct stockholder, use a touch tone phone by calling the toll-free number 1-800-690-6903 to transmit your voting instructions any time prior to 11:59 p.m., Eastern Time, on June 15, 2023. Have the Notice or your proxy card in hand when you access the phone number. Follow the steps outlined on the phone line. 1-800-454-8683

BY MAIL

If you requested and received a proxy card by mail, mark, sign and date your proxy card and return it in the postage-paid envelope we will provide or mail it to

Vote Processing, c/o Broadridge,
51 Mercedes Way,
Edgewood, NY 11717.

Recursion is a clinical stage TechBio company leading the space by decoding biology to industrialize drug discovery. Enabling its mission is the Recursion OS, a platform built across diverse technologies that continuously expands one of the world's largest proprietary biological and chemical datasets. Recursion leverages sophisticated machine-learning algorithms to distill from its dataset a collection of trillions of searchable relationships across biology and chemistry unconstrained by human bias. By commanding massive experimental scale — up to millions of wet lab experiments weekly — and massive computational scale — owning and operating one of the most powerful supercomputers in the world, Recursion is uniting technology, biology and chemistry to advance the future of medicine.

Recursion is headquartered in Salt Lake City, where it is a founding member of BioHive, the Utah life sciences industry collective. Recursion also has offices in Toronto, Montreal and the San Francisco Bay Area. Learn more at www.Recursion.com, or connect on Twitter and LinkedIn.

KEY ACHIEVEMENTS IN 2022

Pipeline Delivery

- Initiated five clinical trials including Phase 2 trials in Cerebral Cavernous Malformation (CCM) and Familial Adenomatous Polyposis (FAP), a Phase 2/3 trial in NF2-mutated meningiomas and Phase 1 healthy volunteer trials for REC-4881 and REC-3964
- Received Fast Track Designation from the US FDA and Orphan Drug Designation from the European Commission for REC-4881 for the potential treatment of FAP
- Leveraged our map of biology and chemistry to expand the scope of REC-4881 beyond FAP with plans for a fifth clinical program (Phase 1b/2) being readied to explore the molecule in *AXIN1* or *APC* mutant solid tumors
- Focused our discovery and preclinical pipelines in oncology, with significant advances made in our Target Alpha checkpoint sensitization program and our RBM39 program in homologous recombination proficient ovarian cancer (formerly named Target Gamma) which are progressing towards IND-enabling studies

Partnership Delivery

- Initiated four new programs (for eight total programs initiated to date) in the space of fibrosis with our partners at Bayer and advanced multiple programs towards value inflection points
- Made significant progress against both the gastrointestinal-oncology and neuroscience portions of our collaboration with Roche and Genentech, including cell type evaluation and significant cell scale up in support of initial Phenomap-building efforts which remain on track

Recursion OS Building

- Industrialized transcriptomics-based validation, including using transcriptomics data to advance programs for one of our partners (at the end of 2022, we had sequenced over 250,000 individual transcriptome samples)
- Industrialized digital tolerability studies using our InVivomics technology to enable better, faster candidate selection
- Industrialized stem cell production (produced over 500 billion neural hiPSC-derived cells in 2022) to enable neurology research at exceptional levels of quality and simultaneously making Recursion one of the largest producers of neural hiPSC-derived cells on earth in the span of a single year
- Advanced several in-house internal digital chemistry applications (two of which we have published on: MolE and Multi-Objective GFlowNets

Company Building

- Closed a significant PIPE offering from a cohort of supportive, long-term investors including both new and existing shareholders (Kinnevik, Baillie-Gifford, Mubadala, Laurion, Platinum, Invus)
- Demonstrated commitment to ethical business practices as demonstrated in our inaugural ESG report
- Expanded our laboratory facilities to enable novel technology, partnerships and pipeline
- Evolved as a public company by preparing for SOX and SOC2 compliance

BUSINESS STRATEGY AND VALUE DRIVERS

While most small to medium-sized biopharma companies are focused on a narrow slice of biology or therapeutic area, where they believe they have an advantage or insight based on the summed experience of their team, the Recursion OS allows us to discover and translate at scale across biology. However, we are cognizant that building disease-area expertise, especially in clinical development, is essential. And so, we have developed a multi-pronged, capital-efficient business model focused on key value-drivers that enable us to demonstrate our progress over time while continuing to invest in the development of the Recursion OS, which we believe is the engine of value creation in the long-term. While our mapping and navigating tools have the plasticity to be applied across therapeutic areas and modalities, our business model is tailored to maximize value and advance programs cost-effectively based on the nature of market and regulatory dynamics associated with our three value drivers (internal pipeline, transformational partnerships and fit-for-purpose proprietary biological and chemical data).

Value-Driver 1

Internally Developed Programs in Capital-Efficient Therapeutic Areas

Recursion is advancing five clinical-stage programs across rare disease and oncology, which we believe are capital-efficient opportunities for our growing clinical development team to focus on. We continue to advance internal preclinical programs focused on oncology to continue building our pipeline.

Value-Driver 2

Partnered Programs in Resource-Intensive Therapeutic Areas

Recursion has made substantial progress to deliver against two transformational discovery collaborations; first a collaboration in neuroscience and a single gastrointestinal oncology indication with Roche and Genentech signed in late 2021, and second a collaboration in fibrosis with Bayer signed in 2020 and significantly expanded in 2021. We expect to continue making progress towards potential value-accreting program milestones and map-building and data option milestones.

Value-Driver 3

Proprietary, Fit-for-Purpose Training Data

While we will direct the generation of new data and utilize the latest data in Recursion's Data Universe to maximize our pipeline and partnership value-drivers, we increasingly see the potential to license subsets of our over 21 petabytes of proprietary data to a growing universe of collaborators from both the biopharma and technology industries.

DIVERSITY, EQUITY, INCLUSION AND BELONGING

At Recursion, we believe in the moral and business case for diversity. The research-based evidence is unequivocal that diverse perspectives support better complex decision-making, foster greater innovation and yield greater company success.

As a Utah-based company we aspire to be a diversity, equity, inclusion and belonging (DEIB) role model and leader locally and beyond. Given the historic biases broadly seen in healthcare overall, we deeply believe it is a critical lever to deliver on our mission and serve humanity. It is also important to us to build bridges in a country that is increasingly divided. We have a framework to guide us to take caring, inclusive stands - when needed - that are aligned with our business, values and corporate social responsibility focus areas. We have no tolerance for hate.

We intentionally work to build an inclusive and equitable culture to unlock the power of our diversity. In 2022, we were proud to be honored and awarded by Equality Utah as a Business Equality Leader which demonstrates our commitment to DEIB.

GENDER REPRESENTATION*

Executive Team

44% Female

56% Male

Technical Staff

42% Female

55% Male

1% Non-binary

All Employees

43% Female

55% Male

1% Non-binary

Leadership

32% Female

68% Male

(Vice president and above)

RACIAL/ETHNIC DATA**



- **13.7%** Asian
- **1.6%** Black or African American
- **5.5%** Hispanic or Latinx
- **1.4%** Middle Eastern or North African
- **4.1%** Two or more races
- **47.7%** White
- **25.5%** Did not disclose

FUNCTIONAL BREAKDOWN


43%
Advanced
Degrees

~500 EMPLOYEES

- Life Sciences – biology, chemistry, development, etc.
- Technology – data science, software engineering, automation, etc.
- Strategic Operations

* Percentages may not add up to 100 given employees who choose to not disclose their gender identity are excluded. Employee data as of December 31, 2022; executive team data as of April 17, 2023.

** All data collected voluntarily.

OUR BOARD OF DIRECTORS

NOMINEE
Christopher Gibson, Ph.D
Co-Founder and CEO
Age: **40**
Director since: **November 2013**
Committee membership: **Corporate Social Responsibility (Chair)**

NOMINEE
Terry-Ann Burrell, M.B.A
Independent
Chief Financial Officer and Treasurer of Beam Therapeutics
Age: **46**
Director since: **April 2020**
Committee membership: **Audit (Chair), Corporate Social Responsibility**

R. Martin Chavez, Ph.D, Chair of the Board
Independent
Partner and Vice Chairman, Sixth Street Partners
Age: **59**
Director since: **April 2020**
Committee membership: **Audit**

Zachary Bogue, J.D.
Independent
Co-Managing Partner of DCVC
Age: **47**
Director since: **August 2018**
Committee membership: **Compensation, Corporate Social Responsibility**

Blake Borgeson, Ph.D.
Independent
Co-Founder and former Chief Technology Officer of Recursion Pharmaceuticals, Inc.
Age: **41**
Director since: **November 2013**
Committee membership: **Nominating and Corporate Governance, Corporate Social Responsibility**

Zavain Dar
Independent
Founder and Managing Partner of Dimension
Age: **34**
Director since: **September 2016**
Committee membership: **Audit, Nominating and Corporate Governance (Chair), Corporate Social Responsibility**

Robert Hershberg, M.D., Ph.D.
Independent
President, Chief Executive Officer and Chairman of the Board of Directors of HilleVax, Inc.
Age: **60**
Director since: **March 2020**
Committee membership: **Compensation (Chair)**

Dean Li
Independent
Executive Vice President and President of Merck Research Laboratories
Age: **61**
Director since: **November 2013**
Committee membership: **Compensation, Nominating and Corporate Governance**

BOARD METRICS

8

BOARD SIZE



1/8

FEMALE DIRECTORS

1/8

LGBTQIA+ IDENTIFYING DIRECTORS

4/8

DIRECTORS WHO ARE ETHNIC OR RACIAL MINORITIES

7/8

INDEPENDENT DIRECTORS

48

AVERAGE AGE

6 Years

AVERAGE TENURE

To learn more about our Board, please refer to the Board of Directors section of the Investor Relations section of our website.

BOARD DIVERSITY MATRIX

TOTAL NUMBER OF DIRECTORS: 8	FEMALE	MALE	NON-BINARY	DID NOT DISCLOSE GENDER
Part 1: Gender Identity				
Directors	1	7	—	—
Part 2: Demographic Background				
African American or Black	1	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	2	—	—
Hispanic or Latinx	—	1	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	—	4	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	1			
Did Not Disclose Some Portion of Demographic Background	—			

Proxy Statement for 2023 Annual Meeting of Stockholders

To Be Held On June 16, 2023

The Board of Directors of Recursion Pharmaceuticals, Inc. (the "*Board of Directors*," "*Board*," or "*our Board*") is soliciting proxies from stockholders for its use at the Annual Meeting, and at any continuation, postponement, or adjournment of that meeting. The Annual Meeting is scheduled to be held on June 16, 2023, at 12:00 p.m., Mountain Time, in a virtual meeting format at *www.virtualshareholdermeeting.com/RXRX2023*. In this proxy statement, "we," "our," "us," the "Company," and "Recursion" refer to Recursion Pharmaceuticals, Inc. This proxy statement relates to the solicitation of proxies by our Board for use at the Annual Meeting. On or about April 28, 2023, we will commence sending the Important Notice Regarding the Availability of Proxy Materials (the "Notice") to all stockholders entitled to vote at the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

This proxy statement and our 2022 Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which include our audited financial statements, are available for viewing, printing and downloading at *www.ProxyVote.com*. To view these materials, please have your 16-digit control number(s) available that appears on your Notice or proxy card. On this website, you can also elect to receive distributions of our proxy statements and annual reports to stockholders for future annual meetings by electronic delivery. For specific instructions on making such an election, please refer to the instructions on your proxy card or voting instruction form.

Additionally, you can find a copy of our Annual Report on Form 10-K on the website of the Securities and Exchange Commission (the "SEC") at www.sec.gov, or in the "SEC Filings" tab of the "Investor Center" section of our website at *www.recursion.com*. You may also obtain a printed copy of our Annual Report on Form 10-K, including our financial statements, free of charge, from us by following the instructions included on the Notice or by sending a written request to: Recursion Pharmaceuticals, Inc., 41 Rio Grande Street, Salt Lake City, UT 84101, Attention: Secretary.

Important Information about the Annual Meeting and Voting

PURPOSES OF THE MEETING

The purposes of the Annual Meeting are:

1

To elect Class II Directors: Terry-Ann Burrell and Christopher Gibson;

2

To approve, on an advisory basis, the compensation of our Named Executive Officers;

3

To hold an advisory vote on the frequency of the advisory vote to approve executive compensation;

4

To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023; and

5

To transact such other business as may properly come before the Annual Meeting or any continuations, adjournments, and postponements thereof.

WHO IS SOLICITING MY VOTE

Our Board of Directors is soliciting your vote for the Annual Meeting.

STOCKHOLDERS ENTITLED TO VOTE AT THE MEETING

Our Board has established the close of business on April 17, 2023, as the "record date" for the Annual Meeting. This means that you are entitled to vote at the Annual Meeting (and any adjournments) if our records show that you owned any shares of our Class A common stock or Class B common stock at that time. As of the record date, 184,597,695 shares of our Class A common stock and 7,716,209 shares Class B common stock were issued and outstanding. Each issued and outstanding share of Class A common stock as of the record date is entitled to one vote on each matter properly to come before the Annual Meeting and can be voted only if the record owner of that share, determined as of the record date, is present by remote communication at the meeting or represented by proxy. Each issued and outstanding share of Class B common stock as of the record date is entitled to 10 votes on each matter properly to come before the Annual Meeting and can be voted on only if the record of owner of that share, determined as of the record date, is present by remote communication at the meeting or represented by proxy. A list of stockholders entitled to vote at the Annual Meeting will be available for stockholder inspection at the headquarters of the Company, 41 Rio Grande Street, Salt Lake City, UT 84101, during ordinary business hours, for a period of 10 days prior to the Annual Meeting. Such list will also be available for examination by our stockholders during the Annual Meeting by logging into *www.virtualshareholdermeeting.com/RXRX2023* and entering your 16-digit control number.

VOTING SHARES THAT YOU HOLD IN YOUR NAME

If you are a stockholder of record and your shares are registered directly in your name, you may vote:

VOTE BY INTERNET

www.proxyvote.com. Use the Internet to transmit your voting instructions up until 11:59 p.m., Eastern Time, on June 15, 2023. Have the Notice or your proxy card in hand when you access the website. Follow the steps outlined on the secured website.

VOTE BY PHONE

Use a touch tone phone by calling the toll-free number 1-800-690-6903 to transmit your voting instructions up until 11:59 p.m., Eastern Time, on June 15, 2023. Have the Notice or your proxy card in hand when you access the phone number. Follow the steps outlined on the phone line.

VOTE BY MAIL

If you requested and received a proxy card by mail, mark, sign and date your proxy card and return it in the postage-paid envelope we will provide or mail it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

VOTE BY REMOTE COMMUNICATION AT THE VIRTUAL MEETING

See "**Attending the Annual Meeting**," below.

VIRTUAL MEETING

The Annual Meeting will be a completely virtual meeting, which will be conducted via live webcast. We believe a virtual meeting is in the best interest of our stockholders as it provides more stockholders the ability to attend and participate in the Annual Meeting.

You are entitled to attend and participate in the virtual Annual Meeting only if you were a Recursion stockholder as of the close of business on April 17, 2023, or if you hold a valid proxy for the Annual Meeting.

To participate in the Annual Meeting virtually via the Internet, please visit *www.virtualshareholdermeeting.com/RXRX2023*. You will need the 16-digit control number included on your Notice, your proxy card or the instructions that accompanied your proxy materials.

Instructions should also be provided on the voting instruction card provided by your bank or brokerage firm. If you do not have your 16-digit control number and attend the meeting online, you will be able to listen to the meeting only - you will not be able to vote or submit questions during the meeting.

VIRTUAL MEETING PHILOSOPHY

The Board believes that holding the annual meeting of stockholders in a virtual format provides the opportunity for participation by a broader group of stockholders, while reducing the costs associated with planning, holding and arranging logistics for in-person meeting proceedings. This balance will allow the meeting to remain focused on matters directly relevant to the interests of stockholders in a way that recognizes the value to stockholders of an efficient use of Company resources. The Board intends that the virtual meeting format provide stockholders a level of transparency as close as possible to the traditional in-person meeting format and takes the following steps to ensure such an experience:

- providing stockholders with the ability to submit appropriate questions in advance of the meeting to ensure thoughtful responses from management and the Board;
- providing stockholders with the ability to submit appropriate questions real-time either via telephone or the meeting website;
- answering as many questions submitted in accordance with the meeting rules of conduct as possible in the time allotted for the meeting without discrimination; and
- offering separate engagement opportunities with stockholders on appropriate matters of governance or other relevant topics as outlined under the section titled "Communications with the Board of Directors" below.

ATTENDING THE ANNUAL MEETING

The Annual Meeting will be held entirely online at *www.virtualshareholdermeeting.com/RXRX2023*. A summary of the information you need to attend the Annual Meeting online is provided below:

- Instructions on how to attend and participate via the Internet, including how to demonstrate proof of Class A common stock or Class B common stock ownership, are posted at *www.virtualshareholdermeeting.com/RXRX2023*.
- Questions regarding how to attend and participate via the Internet will be answered by calling the U.S. and International phone numbers listed on *www.virtualshareholdermeeting.com/RXRX2023* on the day before the Annual Meeting and the day of the Annual Meeting.
- Please have your 16-digit control number to enter the Annual Meeting.
- Stockholders may submit questions while attending the Annual Meeting via the Internet.
- The meeting webcast will begin promptly at 12:00 p.m., Mountain Time.
- We encourage you to access the meeting prior to the start time. Online check-in will begin at 11:45 a.m., Mountain Time, and you should allow ample time for the check-in procedures.

TECHNICAL ASSISTANCE FOR THE VIRTUAL MEETING

We encourage stockholders to log into the virtual Annual Meeting at least 15 minutes prior to the start of the Annual Meeting to test their Internet connectivity. If you encounter any technical difficulties with the virtual meeting platform on the day of the Annual Meeting, please call 844-986-0822 (US) or 303-562-9302 (International).

VOTING SHARES THAT YOU HOLD IN BROKERAGE OR SIMILAR ACCOUNTS

Many stockholders hold their shares through a broker, bank, or other nominees rather than directly in their own name. If you hold your shares in one of these ways, you are considered a beneficial owner, not a record owner, and you therefore have no direct vote on any matter to come before the Annual Meeting. Your broker, bank or nominee will send you voting instructions for you to use in directing the broker, bank or nominee in how to vote your shares. Your broker, bank or nominee may allow you to deliver your voting instructions via the telephone or the Internet.

A “broker non-vote” occurs when a broker, bank, or other nominee holding shares for a beneficial owner does not vote the shares on a proposal because the broker, bank, or other nominee does not have discretionary voting power for a particular item and has not received instructions from the beneficial owner regarding voting. Brokers, banks, or other nominees who hold shares for the accounts of their clients have discretionary authority to vote shares if specific instructions are not given with respect to routine matters. Although the determination of whether a broker, bank, or other nominees will have discretionary voting power for a particular item is typically determined only after proxy materials are filed with the SEC, we expect election of each nominee for Director (Proposal 1), the advisory vote on the compensation of our Named Executive Officers (Proposal 2), and the advisory vote on the frequency of advisory votes on the compensation of our Named Executive Officers (Proposal 3) will be non-routine matters, and the proposal on ratification of the appointment of our independent registered public accounting firm (Proposal 4) will be a routine matter. Accordingly, if you hold your shares through a broker, bank, or other nominees and you do not timely provide your broker, bank, or other nominees with specific instructions on how to vote your shares, your broker, bank, or other nominees will not be authorized to cast a vote on your behalf on Proposal 1 (election of each nominee for director), Proposal 2 (advisory vote on executive compensation), or Proposal 3 (advisory vote on frequency of advisory votes on executive compensation), but will be authorized to cast a vote on your behalf, in its discretion, on Proposal 4 (ratification of the appointment of Ernst & Young LLP). In such cases, a “broker non-vote” may be entered with respect to your shares on Proposal 1, Proposal 2, and Proposal 3 to reflect that your broker was present with respect to your shares at the meeting but was not exercising voting rights on your behalf with respect to those shares. Broker non-votes will have no effect on the outcome of each proposal. Brokers, banks, and other nominees generally have discretionary authority to vote on the ratification of the appointment of an independent registered public accounting firm (Proposal 4); thus, we do not expect any broker non-votes on this matter.

OUR BOARD’S VOTING RECOMMENDATIONS

Our Board recommends that you vote:

- **“FOR”** the election of Terry-Ann Burrell and Christopher Gibson as Class II Directors (Proposal 1);
- **“FOR”** the approval, on an advisory basis, of the resolution approving the compensation of our Named Executive Officers (“NEOs”), as disclosed in this Proxy Statement (Proposal 2);
- **“FOR ONE YEAR”** on an advisory basis, on the frequency of the advisory vote on compensation of our NEOs (Proposal 3); and
- **“FOR”** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023 (Proposal 4).

REQUIRED VOTES TO APPROVE EACH PROPOSAL

As a stockholder holding Class A common stock, you are entitled to cast one vote per share for each of the two (2) nominees for election as Director at the Annual Meeting, but you may not cumulate your votes (in other words, you may not cast votes representing two times the number of your shares entitled to vote for a single nominee). As a stockholder holding Class B common stock, you are entitled to cast ten votes per share for each of the two (2) nominees for election as directors at the Annual Meeting, but you may not cumulate your votes (in other words, you may not cast votes representing twenty times the number of your shares entitled to vote in favor of a single nominee). A majority of the votes properly cast for the election of a Director will affect such an election. “Abstentions” and “broker non-votes” will not be counted as votes cast on the proposal and will have no effect on the election of directors.

The affirmative vote of a majority of the voting power of the shares cast affirmatively or negatively at the Annual Meeting will approve: (i) the proposal to approve, on an advisory basis, the compensation of our NEOs, as disclosed in this Proxy Statement; (ii) the proposal to approve, on an advisory basis, the frequency of the advisory vote on the compensation of our NEOs; (iii) the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023; and (iv) all other matters that arise at the Annual Meeting.

QUORUM

The holders of a majority of the voting power of our capital stock issued and outstanding and entitled to vote, present in person (including virtually via the internet) or represented by proxy, is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes, if any, will be counted for purposes of determining whether a quorum is present for the transaction of business at the Annual Meeting.

VOTING ON POSSIBLE OTHER MATTERS

We do not know of any other matters that may be presented for action at the Annual Meeting. Should any other business come before the Annual Meeting, the persons named on the Company’s proxy card will have discretionary authority to vote the shares represented by such proxies. If you hold shares through a broker, bank, or other nominees as described above, they will not be able to vote your shares on any other business that comes before the Annual Meeting unless they receive instructions from you with respect to such matter.

REVOCATION OF PROXIES OR VOTING INSTRUCTIONS

A stockholder of record who has delivered a proxy card in response to this solicitation may revoke it before it is exercised at the Annual Meeting by executing and delivering a timely and valid later-dated proxy, by a timely and valid later Internet or telephone vote, by voting by remote communication at the Annual Meeting or by giving written notice to our Secretary. Attendance at the Annual Meeting online will not have the effect of revoking a proxy unless a stockholder gives proper written notice of revocation to our Secretary before the proxy is exercised or the stockholder votes by remote communication at the Annual Meeting. Beneficial owners who have directed their broker, bank or nominee as to how to vote their shares should contact their broker, bank or nominee for instructions as to how they may revoke or change those voting directions.

SOLICITATION OF PROXIES

Our Board is making this solicitation of proxies for our Annual Meeting. We will bear all costs of such solicitation, including the cost of preparing and distributing this proxy statement and the enclosed form of proxy and including the cost of hosting the virtual Annual Meeting. After the initial distribution of this proxy statement, proxies may be solicited by mail, telephone, or personally by directors, officers, employees or agents of the Company. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to beneficial owners of shares held by them for the accounts of beneficial owners, and we will pay their reasonable out-of-pocket expenses.

Board of Directors and Corporate Governance

THE BOARD OF DIRECTORS

Our Board of Directors currently consists of eight (8) members. In accordance with the terms of our certificate of incorporation and bylaws, our of eight member Board is divided into three classes, Class I, Class II, and Class III, with members of each class serving staggered three-year terms. The members of the classes are divided as follows:

- the Class I Directors are Zachary Bogue, Zavain Dar, and Robert Hershberg, and their terms will expire at the annual meeting of stockholders to be held in 2025;

- the Class II directors are Terry-Ann Burrell and Christopher Gibson, and their terms will expire at the Annual Meeting; and

- the Class III directors are Blake Borgeson, R. Martin Chavez, and Dean Li, and their terms will expire at the annual meeting of stockholders to be held in 2024.

DIRECTOR NOMINATION PROCESS

In considering whether to recommend any particular candidate for nomination to our Board of Directors, our Board of Directors selects candidates based on the recommendation of the Nominating and Corporate Governance Committee in accordance with the committee's charter, our policies, our amended and restated certificate of incorporation and amended and restated bylaws, our corporate governance guidelines, and the requirements of applicable law. In recommending candidates for nomination, the Nominating and Corporate Governance Committee considers candidates recommended by directors, officers, and employees, as well as candidates that are properly submitted by stockholders in accordance with our policies and amended and restated bylaws.

Evaluations of candidates generally involve a review of background materials, internal discussions, and interviews with selected candidates as appropriate, and, in addition, the Nominating and Corporate Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees. Furthermore, as provided for under the heading "*Board Independence and Diversity*" in our ESG Report, available on our investor relations website (*https://ir.recursion.com*), the Nominating and Corporate Governance Committee considers diversity in expertise, gender, race and ethnicity as part of its broader evaluation process along with a review of professional ethics and integrity, business acumen, proven achievement and competence in one's field when evaluating individuals to participate as Board members.

Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company. All information relating to such nominee that would be required to be disclosed in solicitations of proxies for the election of such nominee as a director pursuant to Regulation 14A under the Exchange Act and such nominee's written consent to be named as a nominee in the Company's proxy statement, proxy card, and/or ballot, if the Board approves such inclusion, and to serve as a director if elected. Furthermore, a description of all direct and indirect compensation, reimbursement, indemnification and other material arrangements, agreements or understandings during the past three years, and any other material relationship, if any, between or concerning such stockholder and any Stockholder Associated Person (as defined in our bylaws), on the one hand, and the proposed nominee, and his or her respective affiliates or associates, on the other hand. Any such nomination must be made by a stockholder of record of our Company at the time of making such nomination and meet such other requirements as are set forth in our bylaws. Such nomination information should be submitted to: Recursion Pharmaceuticals, Inc., 41 Rio Grande St. Salt Lake City, UT, 84101, Attention: Secretary.

DIRECTOR INDEPENDENCE

Our Class A common stock is listed on the Nasdaq Global Select Market or Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company's Board of Directors within one year of the completion of its offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company's Audit, Compensation, and Corporate Governance and Nominating Committees to be independent. Audit Committee members and Compensation Committee members must also satisfy the criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an Audit Committee of a listed company may not, other than in his or her capacity as a member of the Audit Committee, the Board of directors or any other Board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the Board of Directors must affirmatively determine that each member of the Compensation Committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director's ability to be independent of management in connection with the duties of a Compensation Committee member, including: (1) the source of compensation of such director, including any consulting, advisory, or other compensatory fee paid by the company to such director and (2) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

The Board of Directors undertook a review of its composition, the composition of its committees, and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment, and affiliations, including family relationships, the Board of Directors has determined that R. Martin Chavez, Blake Borgeson, Zachary Bogue, Terry-Ann Burrell, Zavain Dar, Robert Hershberg, and Dean Li, representing seven (7) of our eight (8) directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of Nasdaq.

In making these determinations, the Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances the Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Certain Relationships and Related Party Transactions."

BOARD LEADERSHIP STRUCTURE

The Board of Directors is currently chaired by R. Martin Chavez. As a general policy, the Board of Directors believes that separation of the positions of Chair of the Board of Directors and Chief Executive Officer reinforces the independence of the Board of Directors from management, creates an environment that encourages objective oversight of management's performance, and enhances the effectiveness of the Board of Directors as a whole. As such, Dr. Gibson serves as our Chief Executive Officer while Dr. Chavez serves as the Chair of the Board of Directors, but is not an officer. We currently expect and intend the positions of Chair of the Board of Directors and Chief Executive Officer to continue to be held by two individuals in the future.

BOARD COMMITTEES

The Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a Corporate Social Responsibility Committee, each of which has the composition and the responsibilities described below.

AUDIT COMMITTEE

Members

Terry-Ann Burrell (Chair)
R. Martin Chavez
Zavain Dar

Number of Meetings

4

Independence

The Board of Directors determined that each of Terry-Ann Burrell, R. Martin Chavez, and Zavain Dar satisfy the independence standards for audit committee members established by applicable SEC rules and the listing standards of Nasdaq.

Financial Expert

Terry-Ann Burrell is an audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of Nasdaq.

Our Audit Committee oversees our corporate accounting and financial reporting process and assists the Board in monitoring our financial systems. Our Audit Committee also:

- selects, retains, compensates, evaluates, oversees, and where appropriate, terminates the independent registered public accounting firm to audit our financial statements;
- helps to ensure the independence and performance of the independent registered public accounting firm;
- approves audit and non-audit services and fees;
- reviews financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;
- prepares the Audit Committee report that the SEC requires to be included in our annual proxy statement;
- reviews reports and communications from the independent registered public accounting firm;
- reviews the adequacy and effectiveness of our internal controls and disclosure controls and procedure;
- reviews our policies on risk assessment and risk management;
- reviews and monitor conflicts of interest situations, and approve or prohibit
- any involvement in matters that may involve a conflict of interest or taking of
- a corporate opportunity;
- reviews the overall adequacy and effectiveness of our legal, regulatory, and ethical compliance programs and reports regarding compliance with applicable laws, regulations, and internal compliance programs;
- reviews related party transactions; and
- establishes and overseas procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our Audit Committee operates under a written charter, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq and is available at https://ir.recursion.com. During the fiscal year ended December 31, 2022, our Audit Committee met four (4) times.

COMPENSATION COMMITTEE

Members

Robert Hershberg (Chair)
Zachary Bogue
Dean Li

Number of Meetings

3

Independence

The Board of Directors determined that each of Robert Hershberg, Zachary Bogue and Dean Li satisfy the independence standards for Compensation Committee members established by applicable SEC rules and the listing standards of Nasdaq and is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

Our Compensation Committee oversees our compensation policies, plans and benefits programs. The Compensation Committee also:

- oversees our overall compensation philosophy and compensation policies, plans, and benefit programs;
- reviews and recommend for approval to the Board of Directors compensation for our executive officers and directors;
- prepares the Compensation Committee report that the SEC requires to be included in our annual proxy statement; and
- administers our equity compensation plans.

Our Compensation Committee operates under a written charter, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq and is available at https://ir.recursion.com. During the fiscal year ended December 31, 2022, our Compensation Committee met three (3) times.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Members

Zavain Dar (Chair)
Blake Borgeson
Dean Li

Number of Meetings

1

Independence

The Board of Directors determined that each of Zavain Dar, Blake Borgeson, and Dean Li satisfy the independence standards for Nominating and Corporate Governance Committee members established by applicable SEC rules and the listing standards of Nasdaq.

Our Nominating and Corporate Governance Committee oversees and assists the Board of Directors in reviewing and recommending nominees for election as directors. Specifically, the Nominating and Corporate Governance Committee has and will:

- identify, evaluate and make recommendations to the Board of Directors regarding nominees for election to the Board of Directors and its committees;
- consider and make recommendations to the Board of Directors regarding the composition of the Board of Directors and its committees;
- review developments in corporate governance practices;
- evaluate the adequacy of our corporate governance practices and reporting; and
- evaluate the performance of the Board of Directors and of individual directors.

Our Nominating and Corporate Governance Committee operates under a written charter, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq and is available at https://ir.recursion.com. During the fiscal year ended December 31, 2022, our Nominating and Corporate Governance Committee met one (1) time.

CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

Members

Christopher Gibson (Chair)
Zachary Bogue
Blake Borgeson
Terry-Ann Burrell
Zavain Dar

Number of Meetings

0

Our Corporate Social Responsibility Committee oversees and assists the Board of Directors in its oversight of our corporate social responsibility, or CSR, strategy and implementation. Specifically, the Corporate Social Responsibility Committee will:

- create accountability for our CSR performance by reviewing target success metrics for each CSR area of focus and ongoing progress towards them;
- review any related public-facing CSR reporting to ensure alignment on level of external CSR transparency and any associated risks; and
- explore and recommend to the Board of Directors alternate entity structures if we were to consider reorganizing into a public benefit, social purpose or similar alternative entity structure in the future.

Our Corporate Social Responsibility Committee operates under a written charter. The Corporate Social Responsibility Committee did not meet during the fiscal year ended December 31, 2022.

BOARD AND COMMITTEE MEETINGS ATTENDANCE

The full Board of Directors met six (6) times during 2022. During 2022, each member of the Board of Directors attended in person or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board of Directors (held during the period for which such person has been a director), and (ii) the total number of meetings held by all committees of the Board of Directors on which such person served (during the periods that such person served).

DIRECTOR ATTENDANCE AT ANNUAL MEETING OF STOCKHOLDERS

Directors are responsible for attending the annual meeting of stockholders to the extent practicable. All eight members of the Board of Directors attended the 2022 Annual Meeting of Stockholders.

BOARD'S ROLE IN RISK OVERSIGHT

The Board of Directors oversees our risk management processes, which are designed to support the achievement of organizational objectives, improve long-term organizational performance, and enhance stockholder value while mitigating and managing identified risks. A fundamental part of our approach to risk management is not only understanding the most significant risks we face as a company and the necessary steps to manage those risks, but also deciding what level of risk is appropriate for our company. The Board of Directors plays an integral role in guiding management's risk tolerance and determining an appropriate level of risk.

While the full Board of Directors has overall responsibility for evaluating key business risks, its committees monitor and report to the Board of Directors on certain risks. Our Audit Committee monitors our major financial, reporting, and cybersecurity risks and the steps our management has taken to identify and control these exposures, including by reviewing and setting guidelines, internal controls, and policies that govern the process by which risk assessment and management is undertaken. Our Audit Committee also monitors compliance with legal and regulatory requirements and directly supervises our internal audit function.

Our Compensation Committee assesses and monitors whether any of our compensation policies and programs have the potential to encourage excessive risk-taking and also plans for leadership succession. Our Nominating and Corporate Governance Committee oversees risks associated with director independence and the composition and organization of the Board of Directors, monitors the effectiveness of our corporate governance guidelines, and provides general oversight of our other corporate governance policies and practices.

In connection with its reviews of the operations of our business, the full Board of Directors addresses holistically the primary risks associated with our business, as well as the key risk areas monitored by its committees, including cybersecurity risks. The Board of Directors appreciates the evolving nature of our business and industry and is actively involved in monitoring new threats and risks as they emerge.

At periodic meetings of the Board of Directors and its committees, management reports to and seeks guidance from the Board of Directors and its committees with respect to the most significant risks that could affect our business, such as legal risks, cybersecurity and privacy risks, and financial, tax, and audit-related risks. In addition, among other matters, management provides our Audit Committee periodic reports on our compliance programs and investment policy and practices.

ESG OVERSIGHT

We believe in integrating our ESG strategy with our corporate strategy to benefit the long-term sustainability of Recursion. This starts with our Board of Directors, which is responsible for guidance and oversight of ESG within the organization.


Nominating & Corporate Governance Committee
Responsible for elements of Recursion's Governance ("G") strategy with regard to director search and selection, corporate governance frameworks and guidelines and evaluation of board and committee members.
Corporate Social Responsibility Committee
Has oversight of Recursion's Environmental and Social ("ES") strategy and implementation across five main areas:
• Diversity, Equity and Inclusion in Technology and Biotechnology
• Growth of the Life Science and Technology
• Sustainable Environmental Practice
• Company's Responsible Use of Artificial Intelligence
• Caring for the Communities in Which We Work
Audit Committee
The Audit Committee of the board has oversight not only of Recursion's fiscal reporting, but also of our information security approaches and is designated as the body to which whistle-blower and other key disclosures that safeguard Recursion's mission and employees are directed.
Compensation Committee
The Compensation Committee of the board has oversight of Recursion's compensation practices, which are designed to achieve equity for equal contributions regardless of gender, race, sexual orientation or religion.

ESG Committee

Our ESG Committee is an executive-sponsored working group charged with implementation our ESG strategy. The committee has cross-functional representation from our Operations, Investor Relations and Engineering divisions and meets monthly.

POLICY ON TRADING, PLEDGING AND HEDGING OF COMPANY STOCK

The Board of Directors adopted an Insider Trading Policy in order to take an active role in the prevention of insider trading violations by our executive officers, non-employee directors, employees and other related individuals. In addition to forbidding the trading of our securities on material nonpublic information, the Insider Trading Policy contains certain provisions on hedging and pledging of our securities, as well as engaging in any other derivative securities transaction, using our securities as collateral for loans, and holding our securities in margin accounts. We believe the Insider Trading Policy is aligned with current market governance best practices and will continue to monitor industry trends on an ongoing basis.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of business conduct and ethics is available on our website at www.recursion.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above or in a current report on Form 8-K. Information contained on the website is not incorporated by reference into this filing.

COMMUNICATION WITH OUR BOARD OF DIRECTORS

Any stockholders or other interested parties desiring to communicate with the Board, or one or more of our directors, may send a letter addressed to the Board of Directors of Recursion Pharmaceuticals, Inc., 41 Rio Grande Street, Salt Lake City, UT 84101 Attn: Secretary. All such letters will be promptly forwarded to the appropriate members of the Board or individual directors, as applicable, by our Secretary. The mailing envelope should contain a clear notation that the enclosed letter is a “Stockholder-Board Communication” or “Stockholder-Director Communication.” All such letters should clearly state whether the intended recipients are all members of the Board or certain specified individual directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDE PARTICIPATION

None of the members of our Board of Directors who serve on our Compensation Committee has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Director Compensation

As further sets forth in the “Directors Compensation Table” below, the following is information regarding compensation earned by or paid to our directors for the fiscal year ended December 31, 2022, other than Christopher Gibson, our Chief Executive Officer, who is also a member of our Board of Directors, but did not receive any additional compensation for service as a director. The compensation of Dr. Gibson as a Named Executive Officer is set forth above under “Executive Compensation-Summary Compensation Table.”

We have adopted, and our stockholders have approved, an Outside Director Compensation Policy that became effective upon the effective date of our initial public offering in April 2021. Our Outside Director Compensation Policy provides that all non-employee directors will be entitled to receive the following cash compensation for their services following the effective date of the Outside Director Compensation Policy:

- $35,000 retainer per year for each non-employee director;
- $30,000 retainer per year for the Chair of the Board;
- $20,000 retainer per year for the Chair of the Audit Committee or $10,000 retainer per year for each other member of the Audit Committee;
- $15,000 retainer per year for the Chair of the Compensation Committee or $7,500 retainer per year for each other member of the Compensation Committee; and
- $10,000 retainer per year for the chair of the Nominating and Corporate Governance Committee or $5,000 retainer per year for each other member of the Nominating and Corporate Governance Committee.

Each non-employee director who serves as the chair of a committee will receive only the additional annual fee as the chair of the committee and will not receive the additional annual fee as a member of the committee. All cash payments to non-employee directors are paid quarterly in arrears on a prorated basis. Non-employee directors may elect to receive 100% of their annual cash fees in the form of awards of our Class A common stock.

Each non-employee director may elect to convert any cash compensation that s/he would otherwise be entitled to receive under our Outside Director Compensation Policy into an award of RSUs under our 2021 Plan (each, a “Retainer Award”). If the non-employee director makes this election in accordance with the Outside Director Compensation Policy, such Retainer Award will be granted on the first business day following the date that the corresponding cash compensation otherwise would be paid under the policy, will be fully vested on the grant date and will cover a number of shares of our Class A common stock equal to (A) the aggregate amount of cash compensation otherwise payable to the non-employee director on that date divided by (B) the closing price per share as of the day the grant is made.

In addition to the compensation structure described above, our Outside Director Compensation Policy provides the following equity incentive compensation program for non-employee directors.

Each person who first becomes a non-employee director will receive, on the first trading date on or after the date on which the person first becomes an non-employee director, the following initial awards: (i) an option to purchase a number of shares of our Class A common stock, with such option having a grant date fair value (determined in accordance with GAAP) (a “grant value”) equal to $250,000, rounded to the nearest whole share, and (ii) an award of restricted stock units covering a number of shares of our Class A common stock, with such award having grant value equal to $250,000, rounded to the nearest whole share. Each initial award will vest as to one-third of the underlying shares on the first three anniversaries of the date the individual became a non-employee director, subject to continued service through each relevant vesting date. If the person was a member of the Board of Directors and also an employee, becoming a non-employee director due to termination of employment will not entitle the non-employee director to an initial award.

On the date of each annual meeting, each non-employee director who is continuing as a director on the date following our annual meeting automatically will be granted the following annual awards: (i) an option to purchase a number of shares of our Class A common stock, with such option having a grant value of $112,500, rounded to the nearest whole share; and (ii) an award of restricted stock units covering a number of shares of our Class A common stock, with such award having a grant value of $112,500, rounded to the nearest whole share. If a non-employee director’s initial awards were granted more than 3 months before an annual meeting but within 6 months of that annual meeting, the grant value of each annual award granted to the non-employee director on the date of that annual meeting will be reduced by 50%. If a non-employee director’s initial awards were granted within 3 months before an annual meeting, the non-employee director will not receive any annual awards on the date of that annual meeting. Each annual award will vest on the earlier of the first anniversary of the award’s grant date or the day before the annual stockholder meeting following the date the annual award was granted, in each case subject to continued service through each relevant vesting date.

Each initial award or annual award that is an option will have a term of 10 years and will have an exercise price per share equal to the fair market value of a share of our Class A common stock on the date of grant.

In the event of a change in control of our company, all equity awards granted to a non-employee director (including those granted pursuant to our Outside Director Compensation Policy) will fully vest and become immediately exercisable (if applicable) and, with respect to equity awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement between the non-employee director and us.

In any fiscal year of ours, no non-employee director may be paid, issued or granted cash compensation and equity awards following the effective date of our director compensation policy with a total value of greater than $850,000 for a non-employee director’s first year of service or $600,000 in any subsequent year, with the value of an equity award based on its grant date fair value for purposes of this limit, or the annual director limit. Any cash compensation paid or equity awards granted to a non-employee director while he or she was an employee or consultant (other than a non-employee director) will not count toward the annual director limit.

Our Outside Director Compensation Policy also provides for the reimbursement of our non-employee directors for reasonable, customary and documented travel expenses to attend meetings of our Board of Directors and committees of our Board of Directors.

Compensation for our non-employee directors is not limited to the equity awards and payments set forth in our Outside Director Compensation Policy. Our non-employee directors will remain eligible to receive equity awards and cash or other compensation outside of the Outside Director Compensation Policy, as may be provided from time to time at the discretion of our Board of Directors.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Zachary Bogue, J.D.[4]	42,492	—	—	42,492
Blake Borgeson, Ph.D.[5]	39,999	112,499	130,644	283,142
Terry-Ann Burrell, M.B.A.[6]	54,998	112,499	130,644	298,141
R. Martin Chavez, Ph.D.[7]	74,994	112,499	130,644	318,137
Zavain Dar[8]	55,000	112,499	130,644	298,143
Robert Hershberg, L.D., Ph.D.[9]	50,000	112,499	130,644	293,143
Dean Li, M.D., Ph.D.[10]	47,497	112,499	130,644	290,640

1. Amounts represent cash compensation for services rendered during 2022 to each board member. All but Mr. Dar and Dr. Hershberg chose to take these fees in the form of fully-vested stock awards with a grant value equal to the amounts listed in this column.
2. Amounts shown reflect the grant date fair value of awards of restricted stock units granted during 2022 other than the fully-vested stock grants made as payout of the cash compensation described in footnote (1) to this table.
3. Amounts shown reflect the grant date fair value of stock option awards granted during 2022. The grant date fair value was computed in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures related to service-based vesting. These amounts reflect the accounting cost for the stock options and do not correspond to the actual economic value that may be received by the director upon exercise of the stock options or any sale of any of the underlying shares. The assumptions used in calculating the grant-date fair value of the awards reported in this column are set forth in "Note 2—Summary of Significant Accounting Policies —Stock-Based Compensation" to our audited financial statements included in our Annual Report filed on Form 10-K.
4. Mr. Bogue waived his right to receive his annual stock awards under our Outside Director Compensation Policy at our 2022 Annual Meeting of Stockholders.
5. As of December 31, 2022, Dr. Borgeson held (i) options to purchase a total of 48,790 shares of our Class A common stock and (ii) restricted stock units covering a total of 18,145 shares of our Class A common stock.
6. As of December 31, 2022, Ms. Burrell held (i) options to purchase a total of 453,478 shares of our Class A common stock and (ii) restricted stock units covering a total of 18,145 shares of our Class A common stock.
7. As of December 31, 2022, Dr. Chavez held (i) options to purchase a total of 573,790 shares of our Class A common stock and (ii) restricted stock units covering a total of 18,145 shares of our Class A common stock.
8. As of December 31, 2022, Mr. Dar held (i) options to purchase a total of 36,290 shares of our Class A common stock and (ii) restricted stock units covering a total of 18,145 shares of our Class A common stock.
9. As of December 31, 2022, Dr. Hershberg held (i) options to purchase a total of 573,790 shares of our Class A common stock and (ii) restricted stock units covering a total of 18,145 shares of our Class A common stock.
10. As of December 31, 2022, Dr. Li held (i) options to purchase a total of 64,068 shares of our Class A common stock and (ii) restricted stock units covering a total of 27,405 shares of our Class A common stock.

Recursion

PROPOSAL 1

Election of Directors



Proposal 1
Election of Directors

The Board of Directors currently consists of eight members and is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of Directors, and each class has a three-year term. At each annual meeting of stockholders, the successors to Directors whose terms then expire will be elected to serve from the time of election until the third annual meeting following the election and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. The members of the classes are divided as follows:

CLASS I DIRECTORS

Zachary Bogue, Zavain Dar, and Robert Hershberg, and their terms will expire at the annual meeting of stockholders to be held in 2025;

CLASS II DIRECTORS

Terry-Ann Burrell and Christopher Gibson, and their terms will expire at the Annual Meeting; and

CLASS III DIRECTORS

Blake Borgeson, R. Martin Chavez, and Dean Li, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Vacancies on the Board of Directors may be filled only with persons elected by a majority of the remaining directors. A director elected by the Board of Directors to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified. The Board of Directors is divided into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of the Company.

Each of Terry-Ann Burrell and Christopher Gibson is currently a member of the Board of Directors and, at the recommendation of our Nominating and Corporate Governance Committee, has been nominated for re-election to serve as a Class II director. Each of these nominees has agreed to stand for re-election at the Annual Meeting. Our management has no reason to believe that any nominee will be unable to serve. If elected at the Annual Meeting, each of these nominees would serve until the annual meeting of stockholders to be held in 2026 and until his or her successor has been duly elected and qualified, or until the director's earlier death, resignation, or removal.

Directors are elected by a plurality of the votes of the holders of shares present by virtual attendance or represented by proxy and entitled to vote on the election of directors. Accordingly, the two nominees receiving the highest number of "FOR" votes will be elected. Shares represented by executed proxies will be voted if authority to do so is not withheld for the election of the two nominees named above. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee proposed by the Board of Directors.

NOMINEES FOR ELECTION AS CLASS II DIRECTORS

The following table and narrative information identifies our director nominees, and sets forth their principal occupation and business experience during the last five years and their ages as of April 17, 2023.

Name	Committee Membership	Director Since	Age
Terry-Ann Burrell, M.B.A.	Audit; Corporate Social Responsibility	2020	46
Christopher Gibson, Ph.D.	Corporate Social Responsibility	2013	40

Terry-Ann Burrell, M.B.A.

COMMITTEE MEMBERSHIP
Audit
Corporate Social Responsibility

DIRECTOR SINCE
2020

AGE
46

Terry-Ann Burrell, M.B.A., has served as a member of our Board since April 2020. Ms. Burrell, a financial industry veteran, has served as Chief Financial Officer and Treasurer of Beam Therapeutics since August 2019. Prior to Beam, Ms. Burrell spent 11 years, from May 2008 to August 2019, with J.P. Morgan, most recently as a Managing Director in the healthcare investment banking group from May 2018 to August 2019. There, she had broad coverage across the biotechnology and pharmaceutical industries, helping to execute equity and equity linked financings and M&A transactions. She was instrumental in advising clients on transaction considerations, including strategic rationale, valuation and structuring. Prior to J.P. Morgan, Ms. Burrell worked in equity research at Citigroup, where she covered specialty pharmaceuticals and generics. Ms. Burrell holds an M.B.A. from New York University Leonard N. Stern School of Business and a A.B. in Social Studies from Harvard University. Our Board believes Ms. Burrell is qualified to serve on our Board because of her financial expertise and her senior management experience in the biotechnology industry.

Christopher Gibson, Ph.D.

COMMITTEE MEMBERSHIP
Corporate Social Responsibility

DIRECTOR SINCE
2013

AGE
40

Christopher Gibson, Ph.D., is our co-founder and Chief Executive Officer. Previously, Dr. Gibson was an M.D./Ph.D. student at the University of Utah. After obtaining his Ph.D., he withdrew from medical school to found Recursion. He has undergraduate degrees in bioengineering (B.S.) and managerial studies (B.A.) from Rice University. He has served as a Founding Chairman of the Board of BioHive (the Utah life science collective and branding effort, composed of therapeutics, diagnostics, medical device and health IT companies, along with the companies that support them and the public sector) since November 2020. He also serves as a Board member of BioUtah (the Utah life science industry association) since January 2019, Board member of the Recursion Foundation (our not-for-profit entity seeking to promote corporate social responsibility) since November 2019, through which he is on the Board of Altitude Lab (an incubator/accelerator focused on creating the next generation of diverse biotech founder in Utah) since July 2020. Dr. Gibson is co-author of more than a dozen peer-reviewed studies in a variety of journals including Nature, Nature Protocols, Circulation, the Journal of Clinical Investigation, Molecular Pharmaceutics, PloS One, and Diabetes. Our Board believes Dr. Gibson is qualified to serve on our Board because of his scientific and technical background and his knowledge of and perspective on the Company.

The Board of Directors recommends voting "FOR" the election of Terry-Ann Burrell and Christopher Gibson as the Class II Directors, to serve for a three-year term ending at the annual meeting of stockholders to be held in 2026.

DIRECTORS CONTINUING IN OFFICE

The following table and narrative information identifies our directors continuing in office, and sets forth their principal occupation and business experience during the last five years and their ages as of April 17, 2023.

Name	Committee Membership	Director Since	Age
Zachary Bogue, J.D.	Compensation and Corporate Social Responsibility	2018	47
Zavain Dar	Audit, Nominating and Corporate Governance, Corporate Social Responsibility	2016	34
Robert Hershberg, M.D., Ph.D.,	Compensation	2020	60
Blake Borgeson, Ph.D.,	Nominating and Corporate Governance; Corporate Social Responsibility	2013	41
R. Martin Chavez, Ph.D.	Audit	2020	59
Dean Y. Li, M.D., Ph.D.	Compensation; Nominating and Corporate Governance	2013	61

CLASS I DIRECTORS

(Term Expires at the 2025 Annual Meeting of Stockholders)

Zachary Bogue, J.D.

COMMITTEE MEMBERSHIP

Compensation
Corporate Social Responsibility

DIRECTOR SINCE

2018

AGE

47

Zachary Bogue, J.D., has served as a member of our Board since August 2018. Mr. Bogue brings to bear two decades of experience in Silicon Valley as an entrepreneur, venture capitalist, attorney, and angel investor. Mr. Bogue co-founded DCVC, and he continues to serve as its Co-Managing Partner. Mr. Bogue led DCVC's significant investments in Freenome, Planet Labs, Tala, Oklo and Gro Intelligence. Prior to co-founding DCVC, Mr. Bogue was an entrepreneur, founding three companies in Silicon Valley and an angel investor, with early investments in companies like Square, Inc. and Uber Technologies, Inc. In 2015, the World Economic Forum named Mr. Bogue a Young Global Leader in recognition of his leadership at the intersection of transformative technology and urgent global issues, and he is active in the Davos community. Mr. Bogue graduated with honors from Harvard University in Environmental Science and Public Policy and earned his J.D. with honors from Georgetown Law School. Our Board believes Mr. Bogue is qualified to serve on our Board because of his technical background and his knowledge of and perspective on the Company.

Zavain Dar

COMMITTEE MEMBERSHIP

Audit
Nominating and Corporate Governance
Corporate Social Responsibility

DIRECTOR SINCE

2016

AGE

34

Zavain Dar has served as a member of our Board since September 2016. Mr. Dar is currently a Founder and Managing Partner of Dimension, a technology and life science investment firm, a position he has held since March 2022. At Dimension, Mr. Dar invests in the union of cutting-edge biotech and software. From 2014 to 2022, Mr. Dar was a General Partner at Lux Capital, a tech venture firm where he invested in companies leveraging machine learning and AI to augment and replace physical-world functions including biology, language, manufacturing, and analysis. In addition to leading Lux's investment in Recursion, Mr. Dar also led Lux's investments in Thrive Detect (acquired by Exact Sciences), Creyon Bio, LabGenius, Tempo Automation, Braid Health, RunwayML, Primer, and CryptoNumerics (acquired by Snowflake). Additionally, he is a founding investor in Anagenex. Prior, Mr. Dar was a founder and computer scientist. At Discovery Engine (acquired by Twitter) he engineered machine learning and AI systems across a proprietary distributed computing framework to build web-scale ranking algorithms. Mr. Dar has a B.S. in Symbolic Systems and a M.S. in Theoretical Computer Science from Stanford University where he was a researcher in Stanford's AI Lab and a Lecturer in the Symbolic Systems Department. Our Board believes Mr. Dar is qualified to serve on our Board because of his technical background and his knowledge of and perspective on the Company.

Robert Hershberg, M.D., Ph.D.

COMMITTEE MEMBERSHIP

Compensation

DIRECTOR SINCE

2020

AGE

60

Robert Hershberg, M.D., Ph.D., has served as a member of our Board since March 2020. He currently serves as the President, Chief Executive Officer and Chairman of the Board of Directors of HilleVax, Inc. He has been a Venture Partner at Frazier Healthcare Partners since March 2020. Formerly, from April 2017 to March 2020, Dr. Hershberg was the executive vice president and head of business development and global alliances at Celgene (acquired by Bristol-Myers Squibb in 2019). He was employed in positions of ascending responsibility at Celgene since joining the company in 2014, including his role as Chief Scientific Officer from January 2016 to March 2020. Before Celgene, he served several roles at VentiRx Pharmaceuticals, a clinical-stage biopharmaceutical company which he co-founded in 2006 and was Chief Executive Officer from September 2012 until the company's acquisition by Celgene in February 2017. Dr. Hershberg currently serves on the board of directors of Adaptive Biotechnology (Nasdaq: ADPT) and Fate Therapeutics (Nasdaq: FATE). He previously served on the boards of directors of Nanostring Technologies, Inc. (Nasdaq: NSTG) from 2015 to April 2022, and Silverback Therapeutics (Nasdaq: SBTX) from 2017 to November 2022. He holds a Ph.D. in biology from the University of California, San Diego's Affiliated Ph.D. program with the Salk Institute and an M.D. and a B.A. from the University of California, Los Angeles. Our Board believes that Dr. Hershberg is qualified to serve on our Board because of his scientific background, his senior management experience in the pharmaceutical industry, and his knowledge of and perspective on the Company.

CLASS III DIRECTORS

(Term Expires at the 2024 Annual Meeting of Stockholders)

Blake Borgeson, Ph.D.

COMMITTEE MEMBERSHIP
Nominating and Corporate Governance
Corporate Social Responsibility

DIRECTOR SINCE
2013

AGE
41

Blake Borgeson, Ph.D., a co-founder of the Company, has served as a member of our Board since the company's founding in November 2013, and served as our Chief Technical Officer from November 2013 to July 2018. Dr. Borgeson earned a B.S. in electrical engineering from Rice University. From 2003 to 2004, Dr. Borgeson worked as a software research intern at M.E. Mueller Institute at Bern, Switzerland, researching and building real-time navigation software for surgical procedures. From 2005 to 2016, he co-founded an e-commerce company, BuildASign.com. In August 2016, Dr. Borgeson was awarded a Ph.D. in biology for his bioinformatics work at UT Austin. Dr. Borgeson has served on the board of the Machine Intelligence Research Institute in Berkeley since September 2018, which focuses on doing foundational mathematical research to ensure smarter-than-human artificial intelligence has a positive impact. Our Board believes Dr. Borgeson is qualified to serve on our Board because of his technical background and his knowledge of and perspective on the Company.

R. Martin Chavez, Ph.D.

COMMITTEE MEMBERSHIP
Audit

DIRECTOR SINCE
2020

AGE
59

R. Martin Chavez, Ph.D., Chair of our Board, has served as a member of our Board since April 2020. He is a partner and vice chairman of Sixth Street Partners, a global asset manager. From January 2005 to January 2020, he held a variety of senior roles at Goldman Sachs, including Chief Information Officer, Chief Financial Officer, and global co-head of the firm's Securities Division, and was a member of Goldman's management committee. Previously, Dr. Chavez was Chief Executive Officer and co-founder of Kiodex, acquired by Sungard in 2004, and Chief Technology Officer and co-founder of Quorum Software Systems. Dr. Chavez has served as a board member for Alphabet Inc. since July 2022. He previously was a member of the Board of Directors of Banco Santander, S.A. from October 2020 to July 2022. In 2020 and 2021, he served as a board member for Paige, an AI-driven biomedical technology startup, and Sema4, a precision-genomics testing company. Dr. Chavez serves on the Board of Directors of the Broad Institute of MIT and Harvard since 2022, and the Stanford Medicine Board of Fellows since 2019. He served on the Board of Overseers of Harvard University from 2015 to 2021, and the Board of Trustees of the Institute for Advanced Study since May 2019. He holds an A.B. in Biochemical Sciences and an S.M. in Computer Science from Harvard University, and a Ph.D. in Medical Information Sciences from Stanford University. Our Board believes Dr. Chavez is qualified to serve on our Board because of his scientific and technical background and his knowledge of and perspective on the Company.

Dean Y. Li, M.D., Ph.D.

COMMITTEE MEMBERSHIP
Compensation
Nominating and Corporate Governance

DIRECTOR SINCE
2013

AGE
61

Dean Y. Li, M.D., Ph.D., a co-founder of the Company, has served as a member of our Board since its founding in November 2013. Dr. Li has served as Executive Vice President and President, Merck Research Laboratories since January 2021. Dr. Li previously served as Senior Vice President of Discovery Sciences and Translational Medicine, Merck Research Laboratories from November 2018 to December 2020. He joined Merck in February 2017 as Vice President and Head of Translational Medicine. Before joining Merck, Dr. Li was conducting medical research at the University of Utah from July 1994 to March 2017. During his time at the university, he co-founded multiple biotech companies stemming from research from his laboratory, including Recursion, Hydra Biosciences and Navigen Pharmaceuticals. Dr. Li served as the H.A. & Edna Benning Professor of Medicine and Cardiology, the vice-dean of research at the University of Utah Health Science Center, and as the chief scientific officer of University of Utah Health Care. Dr. Li also served as interim chief executive officer of Associated Regional University Pathologists, the nation's third-largest clinical reference laboratory, from June 2015 to August 2016. Dr. Li trained at Washington University in Saint Louis before moving to the University of Utah to work as a post-doctoral scientist in the laboratory of Mark Keating. Dr. Li holds an M.D. and a Ph.D. from Washington University School of Medicine in St. Louis and a B.S. in Chemistry from The University of Chicago. Our Board believes Dr. Li is qualified to serve on our Board because of his scientific background, his senior management experience in the pharmaceutical industry, and his knowledge of perspective on the Company.

FAMILY RELATIONSHIPS

There are no family relationships between or among any of our directors or executive officers. The principal occupation and employment during the past five years of each of our directors was carried on, in each case except as specifically identified above, with a corporation or organization that is not a parent, subsidiary or other affiliate of us. There is no arrangement or understanding between any of our directors and any other person or persons pursuant to which he or she is to be selected as a director.

Recursion

PROPOSAL 2

Advisory Vote to Approve Executive Compensation



Proposal 2
Advisory Vote to Approve Executive Compensation

Section 14A of the Exchange Act requires U.S. public corporations to provide for an advisory (non-binding) vote on executive compensation (the "Say-on-Pay"). As discussed in more detail in our Compensation Discussion and Analysis ("CD&A") and the accompanying tables and narrative, the Company has designed its executive compensation program to align executives' interests with those of our stockholders; reinforce a strong pay-for-performance culture; and recruit, retain and motivate top talent required to achieve our corporate goals and strategy. We believe that our compensation policies and practices promote a pay-for-performance philosophy and, as such, are aligned with the interests of our stockholders.

We urge stockholders to read the below CD&A and the compensation tables and related narrative, which describe in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives. Our Compensation Committee and the Board of Directors believe that our compensation policies and practices are effective in implementing our compensation philosophy and in helping us achieve our strategic goals.

The Board endorses the Company's executive compensation program and recommends that the shareholders vote in favor of the following resolution:

> RESOLVED, that the compensation paid to the Company's Named Executive Officers as disclosed in this Proxy Statement in the CD&A, the compensation tables and related narrative discussion, is hereby approved.

Because your vote is advisory, it will not be binding upon the Compensation Committee or the Board. However, we value our stockholders' opinions, and we will consider the outcome of the vote when determining future executive compensation arrangements.

✓ **The Board of Directors recommends voting "FOR" the advisory vote to approve executive compensation on Proposal No. 2.**

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the material components of our executive compensation program during fiscal year 2022, including our executive compensation policies and practices, how and why the Compensation Committee arrived at the compensation decisions for our Named Executive Officers, and the key factors the Compensation Committee considered in making those decisions.

Our Named Executive Officers, which consist of our principal executive officer, principal financial officer, our two other executive officers as of December 31, 2022, and a former executive officer (the "Named Executive Officers," or "NEOs"), are:

- Christopher Gibson, our Chief Executive Officer;
- Tina Marriott Larson, our President and Chief Operating Officer;
- Michael Secora, our Chief Financial Officer;
- Shafique Virani, our Chief Corporate Development Officer and Interim Chief Medical Officer; and,
- Ramona Doyle, our former Chief Medical Officer.

The employment of Ramona Doyle, M.D. as Chief Medical Officer ("CMO") of the Company ended on June 7, 2022.

Executive Summary

KEY ACHIEVEMENTS IN 2022

Pipeline Delivery

- Initiated five clinical trials including Phase 2 trials in Cerebral Cavernous Malformation (CCM) and Familial Adenomatous Polyposis (FAP), a Phase 2/3 trial in NF2-mutated meningiomas and Phase 1 healthy volunteer trials for REC-4881 and REC-3964
- Received Fast Track Designation from the US FDA and Orphan Drug Designation from the European Commission for REC-4881 for the potential treatment of FAP
- Leveraged our map of biology and chemistry to expand the scope of REC-4881 beyond FAP with plans for a fifth clinical program (Phase 1b/2) being readied to explore the molecule in *AXIN1* or *APC* mutant solid tumors
- Focused our discovery and preclinical pipelines in oncology, with significant advances made in our Target Alpha checkpoint sensitization program and our RBM39 program in homologous recombination proficient ovarian cancer (formerly named Target Gamma) which are now progressing towards IND-enabling studies

Partnership Delivery

- Initiated four new programs (for eight total programs initiated to date) in the space of fibrosis with our partners at Bayer and advanced multiple programs towards value inflection points
- Made significant progress against both the gastrointestinal-oncology and neuroscience portions of our collaboration with Roche and Genentech, including cell type evaluation and significant cell scale up in support of initial Phenomap-building efforts which remain on track

Recursion OS Building

- Industrialized transcriptomics-based validation, including using transcriptomics data to advance programs for one of our partners (at the end of 2022, we had sequenced over 250,000 individual transcriptome samples)
- Industrialized digital tolerability studies using our InVivomics technology to enable better, faster candidate selection
- Industrialized stem cell production (produced over 500 billion neural hiPSC-derived cells in 2022) to enable neurology research at exceptional levels of quality and simultaneously making Recursion one of the largest producers of neural hiPSC-derived cells on earth in the span of a single year
- Advanced several in-house internal digital chemistry applications (two of which we have published on: MolE and Multi-Objective GFlowNets

Company Building

- Closed a significant PIPE offering from a cohort of supportive, long-term investors including both new and existing shareholders (Kinnevik, Baillie-Gifford, Mubadala, Laurion, Platinum, Invus)
- Demonstrated commitment to ethical business practices as demonstrated in our inaugural ESG report
- Expanded our laboratory facilities to enable novel technology, partnerships and pipeline
- Evolved as a public company by preparing for SOX and SOC2 compliance

2022 COMPENSATION HIGHLIGHTS

Our fiscal year 2022 compensation plans and payouts for our Named Executive Officers reflects our overarching philosophy of pay-for-performance. Highlights of our compensation program include:

- **Competitive salary increases:** Average increase for NEOs was 3.2% in 2022.
- **Emphasis on Long-Term Equity Awards:** A majority of the compensation granted to our Named Executive Officers was delivered in the form of stock options and restricted stock units (“RSUs”) with 4-year vesting.
- **Rigorous Annual Incentive Goals:** We set goals to drive performance and align with stockholder values, with a payout of 70% (after a small adjustment) in 2022.

Compensation Philosophy and Objectives

Our mission is to Decode Biology to Radically Improve Lives. It is purposefully audacious, expansive and impactful. We are capitalizing on the once-in-a-lifetime near simultaneous convergence of exponential improvements in diverse areas of science and technology that will make this the century of biology. Our compensation philosophy is intended to:

- Recruit, retain and motivate exceptional talent to help us achieve our goals;
- Align the interests of our executives with those of our stockholders;
- Reinforce a strong pay-for-performance culture;
- Balance short- and long-term corporate goals and strategy; and
- Equity and fairness in decision-making.

We seek to achieve these objectives by providing compensation that is competitive with the practices of companies in our peer group and the broader market for executive talent, with individual pay decisions approved in the context of both Company and individual performance.

In addition, the Compensation Committee seeks to ensure that we maintain sound governance and compensation policies and practices. In designing and overseeing our executive compensation program, we strive to employ best practices and regularly assess our policies and practices.

What we do

- ✓ A significant portion of our executive compensation program is not guaranteed and is dependent upon stock price appreciation or variable, at-risk pay components
- ✓ Prior to making executive compensation decisions we review peer company compensation data
- ✓ Accelerated vesting of equity awards held by our Named Executive Officers requires both a change in control of the Company plus a qualifying termination of employment
- ✓ We provide modest perquisites, providing only those that have a sound value to our business
- ✓ Our Named Executive Officers participate in broad-based company-sponsored benefits programs on the same basis as our other full-time, salaried employees
- ✓ We ensure that short-term incentives cap payouts
- ✓ We seek third party executive compensation advice for the Committee from an independent consulting firm that does not perform any other services for our Company

What we don't do

- X We do not provide tax gross-ups related to change in control
- X Named Executive Officers may not directly or indirectly pledge Recursion common stock as collateral for any obligation, except in limited circumstances with approval by the Head of Legal, in consultation with our Board of Directors or an independent committee of our Board of Directors
- X Named Executive Officers may not directly or indirectly engage in transactions intended to hedge or offset the market value of Recursion common stock owned by them
- X We do not provide guaranteed bonuses to our executive officers

In assessing the competitiveness of our compensation program, we reference the range of competitive market data and establish individual pay levels for Named Executive Officers that reflect a variety of considerations, including individual and company performance, scope of responsibilities, criticality of position, retention considerations and internal equity considerations.

Executive Compensation Program Design

Our Compensation Committee believes that executive compensation should be linked to our overall and individual performance, strategic success, and stockholder returns. Our Compensation Committee evaluates our compensation philosophy and executive compensation program annually to ensure that our programs remain competitive relative to our market for executive talent and aligned with Recursion's strategic objectives.

To support our compensation objectives and reinforce our pay-for-performance culture, a majority of total direct compensation for our Named Executive Officers is awarded in the form of performance-based short-term incentives and long-term incentive equity compensation. The table below summarizes the material elements of our executive compensation program during fiscal 2022.

Compensation Element	Overview	Purpose
Base Salary	Base salaries provide a fixed level of compensation informed by our market peer group and individual performance.	Designed to attract and retain highly talented executives by providing fixed compensation amounts that are competitive in the market and reward performance.
Short-Term Incentive	The determination of annual cash incentives for executives reflects achievement of Company objectives reviewed by our Compensation Committee and approved by our Board of Directors. In addition, we also provide short-term equity compensation in the form of fully vested equity awards with an intended value equivalent to the amount of annual cash incentives earned.	Designed to motivate our executives to achieve short-term objectives while making progress towards longer-term value creation.
Long-Term Incentive Equity	Executives received a mix of stock options and RSUs that vest over time.	Designed to align the interests of our executives and stockholders by motivating executives to create sustainable long-term stockholder value.
Benefits	We offer competitive benefits, as well as participation in an employee stock purchase plan.	Designed to align with competitive norms for comparable companies.

As shown below, approximately 92% of the target total compensation for our Chief Executive Officer and approximately 81% of the average target total compensation for our other, continuing Named Executive Officers was granted in the form of an annual incentive and long-term equity, which the Compensation Committee consider to be strong pay-for-performance pay elements for our current stage of business profile.


CEO Pay Mix
7%
4%
47%
40%
87%
Long-term
Equity Incentive
92%
Total At-Risk
Salary
Target Annual Incentive
RSUs'
Options
Other NEO's Pay Mix
18%
9%
38%
32%
70%
Long-term
Equity Incentive
81%
Total At-Risk

Compensation Decision-Making Process

DETERMINATION OF COMPENSATION

The Compensation Committee's goal is generally to target elements of compensation within a competitive range, using a balanced approach that does not use rigid percentiles to target pay levels for each compensation element. For fiscal 2022, the Compensation Committee reviewed each element of compensation described below and set the target total direct compensation opportunities of our executive officers after taking into consideration the following factors:

- market data, including practices among companies in our compensation peer group;
- each executive officer's scope of responsibilities;
- each executive officer's tenure, skills, experience, and performance;
- internal pay equity across the executive management team;
- our overall performance, taking into consideration achievement of specific, measurable Company objectives;
- the recommendations of our Chief Executive Officer with respect to the compensation of our other executive officers; and
- general market conditions.

The Compensation Committee does not assign relative weights or rankings to any of these factors and does not solely use any quantitative formula, target percentile or multiple for establishing compensation among the executive officers or in relation to the competitive market data.

ROLE OF THE COMMITTEE

The Compensation Committee is responsible for overseeing our executive compensation program and all related policies and practices. The Compensation Committee operates pursuant to a formal written charter approved by our Board, which is available on our website at https://ir.Recursion.com/.

At least annually, the Compensation Committee reviews our executive compensation program and formulates recommendations for the consideration and approval by the Board of the various elements of our Named Executive Officers' compensation, as well as any employment arrangements with our Named Executive Officers. The Committee is responsible for taking action with respect to compensation that will attract and retain talented executives and support our long-term shareholder value creation with an effective pay-for-performance approach.

The Compensation Committee meets regularly during the fiscal year both with and without the presence of our Chief Executive Officer and other Named Executive Officers. The Compensation Committee also discusses compensation issues with our Chief Executive Officer (except with respect to his own compensation) and other members of the Board between its formal meetings.

ROLE OF MANAGEMENT

Our senior human resources and legal executives support the Compensation Committee in designing our executive compensation program and analyzing competitive market practices. In addition, members of management, including our Chief Executive Officer, regularly participate in Compensation Committee meetings to provide input on our compensation philosophy and objectives.

Our Chief Executive Officer also evaluates the performance of our executives and provides recommendations to our Compensation Committee regarding the compensation of our Named Executive Officers (other than with respect to his own compensation). The Compensation Committee reviews and discusses these recommendations and proposals with our Chief Executive Officer and uses them as one factor in determining and approving the compensation for our Named Executive Officers. None of our executives attends any portion of Compensation Committee meetings at which his or her compensation is discussed.

ROLE OF THE CONSULTANT

The Compensation Committee may engage the services of outside advisors, experts and others to assist the Compensation Committee. During fiscal year 2022, the Compensation Committee retained the services of Compensia as independent executive compensation consultant to advise the Compensation Committee on compensation matters related to the executive and director compensation programs. In fiscal year 2022, Compensia provided the following support:

- assisted in the review and updating of our compensation peer group;
- analyzed the executive compensation levels and practices of the companies in our compensation peer group;
- provided advice with respect to compensation best practices and market trends for our Named Executive Officers and directors;
- assisted with the design of the short-term and long-term incentive compensation plans with appropriate performance goals and targets for our Named Executive Officers and other executives; and,
- provided ad hoc advice and support throughout the year.

Compensia reported to and worked for the Compensation Committee. Prior to engaging Compensia, the Compensation Committee considered the specific independence factors adopted by the SEC and the Nasdaq and determined that Compensia is independent and that Compensia's work did not raise any conflicts of interest.

ROLE OF COMPETITIVE MARKET DATA

As part of its annual compensation review process, the Compensation Committee generally reviews competitive market data for positions comparable to those of our Named Executive Officers and other key executives.

In December 2021, the Compensation Committee, with the assistance of Compensia, reviewed our executive compensation peer group. The executive compensation peer group approved by the Compensation Committee to support fiscal 2022 pay decisions was comprised of direct competitors and other platform/drug discovery biotech companies, pre-commercial biotechnology companies, health care technology companies with tools and services supporting drug discovery, and AI and data software companies. Additional factors that were considered in identifying peers included:

- revenue less than approximately $300 million;
- a market capitalization between $1.0 billion and $12.8 billion; and
- headquarters in the United States

Based on these criteria, the Compensation Committee approved the following peer group of 20 companies:

- Absci
- Adaptive Biotechnologies
- Allakos
- Arena Pharmaceuticals
- Berkeley Lights
- BridgeBio Pharma
- C3.ai
- Cerence
- Confluent
- Cytek Biosciences
- Domo
- Editas Medicine
- Health Catalyst
- Nurix Therapeutics
- Pacific Biosciences of California
- Relay Therapeutics
- Rocket Pharmaceuticals
- Schrödinger
- Sema4 Holdings
- Twist Bioscience

The Compensation Committee evaluates the peer group annually and modifies the peer group as needed. Given that not all of the peer companies report data for a position comparable to each of our executive officers, the Compensation Committee also reviewed market data from the Radford Global Survey. Our Compensation Committee utilizes market data as one reference point along with various other factors, such as the individual's performance, experience, and competitive market conditions in making compensation decisions. As such, the Compensation Committee does not commit to setting our executive pay levels at any particular percentile of the peer group.

Principal Elements of Compensation

BASE SALARY

Base salary is the primary fixed component of our executive compensation program. Base salaries for our executive officers are generally reviewed annually, with any changes in base salary generally effective on the first day of our fiscal year. In fiscal year 2022, the base salaries of our Named Executive Officers were as follows:

Name	2021 Base Salary ($)	2022 Base Salary ($)	% Change
Christopher Gibson	500,000	520,000	4.0
Tina Marriott Larson	440,000	457,600	4.0
Michael Secora	350,000	364,000	4.0
Shafique Virani	500,000	510,000	2.0
Ramona Doyle	440,000	448,800	2.0

Base salary adjustments were made after taking into account competitive market data and the additional considerations described above, including the scope of role and individual performance of our Named Executive Officers.

SHORT-TERM INCENTIVE COMPENSATION

Our short-term incentive compensation program motivates and rewards all our employees, including our executives, for achievements relative to our goals and expectations for each fiscal year. Recursion believes that ambitious goal setting is essential for driving long-term performance and innovation. As such, all internal goals set by the company each year are 'stretch-assignments' encouraging our team to adopt new approaches and challenge assumptions to achieve long-term business value and patient impact.

Annual Bonuses

All employees of Recursion, including Named Executive Officers, are eligible for an annual cash bonus of up to 25% of annual salary. In addition, each Named Executive Officer has an additional short-term incentive in the form of fully vested equity award(s) with an intended value equivalent to the amount of annual cash bonus that they earned. Each Named Executive Officer thus has the same potential annual cash bonus (as a percentage of base salary) as all other Recursion employees. This approach is an important part of Recursion's culture and helps shape our One Recursion approach to achieving corporate goals even at the expense of individual or department goals. At the beginning of each fiscal year, the Board of Directors reviews the strategy for the short-term incentive compensation and approves the goals and targets for the annual short-term incentive for all employees. Following the end of each fiscal year, our Compensation Committee determines the annual bonuses paid to our Named Executive Officers and all Recursion employees based upon our performance relative to our ambitious internal plan and corporate objectives for the year.

Fiscal Year 2022 Target Annual Cash Bonuses

In the first quarter of fiscal 2022, the Board and Compensation Committee reviewed the target annual bonuses of our executive officers, including our Named Executive Officers. The Compensation Committee determined to continue the One Recursion strategy and set all employees' fiscal 2022 annual cash bonus target at 25%. The annual cash incentive opportunity for our Named Executive Officers is provided below:

Name	Base Salary ($)	Target Annual Cash Bonus (%)	Target Annual Cash Bonus Opportunity ($)
Christopher Gibson	520,000	25	130,000
Tina Marriott Larson	457,600	25	114,400
Michael Secora	364,000	25	91,000
Shafique Virani	510,000	25	127,500
Ramona Doyle	448,800	25	112,200

Fiscal Year 2022 Corporate Performance Targets and Results

The annual incentive opportunity of our Named Executive Officers in Fiscal 2022 was tied to the achievement of ambitious but specific business objectives reviewed by our Compensation Committee and approved by our Board of Directors. These objectives are tied to defined, measurable operational and other non-financial goals for the year that we believe are critical for driving long-term shareholder value. Our Compensation Committee and Board of Directors believe that the objectives of the annual incentive program should push our employees beyond their current capabilities, driving performance, innovation, and growth. As such, 100% achievement of these goals may suggest that the company is not pushing itself hard enough. The business objectives set in 2022 were: Pipeline Delivery (45% weighting), Partnership Delivery (15% weighting), Progress our Chemistry Capabilities (10% weighting), Industrialize Our Operational Infrastructure (18% weighting), and Strengthen Our People Culture and ESG Impact (12% weighting). Performance against each objective can be scored up to 100% of target. Our Compensation Committee believes these goals and plan design are rigorous and support a strong emphasis on pay-for-performance throughout our Company.

In January 2023, our Compensation Committee evaluated our performance with consideration given to the input of our management team and Chief Executive Officer. Based on this evaluation, the Compensation Committee determined that our performance factor for fiscal 2022 would result in a 66% payout for the year. Taking into consideration delivery of various new and dynamic business objectives arising during the course of the year and the unanticipated challenges related to the macroeconomic environment and the unexpected impact that such challenges had on the ability to resource the goals described above, the Compensation Committee approved a payout equal to 70% of target for the fiscal 2022 bonus payout for plan participants, including our Named Executive Officers (other than Dr. Doyle, whose employment with the Company ended before the fiscal 2022 bonuses were earned or paid).

Name	Target Annual Cash Bonus (%)	Payout Percentage (%)	Annual Cash Bonus Earned ($)
Christopher Gibson	25	70	91,000
Tina Marriott Larson	25	70	80,080
Michael Secora	25	70	63,700
Shafique Virani	25	70	89,250
Ramona Doyle	25	—	—

Fiscal Year 2022 Short-Term Equity Compensation

Each of our Named Executive Officers (other than Dr. Doyle) also received short-term equity compensation in the form of an award of fully vested RSUs, the number of which was calculated by dividing the intended value of the award (which was equal to 70% of target, based on the payout percentage approved by the Compensation Committee described above) by the average closing price per share for the 20 trading days ending on the last trading day immediately preceding the grant date, rounded down to the nearest whole RSU. The number of RSUs that each Named Executive Officer received as short-term equity compensation for 2022 was as follows:

Name	Target Annual Equity Bonus (%)	Payout Percentage (%)	Intended Short-Term Equity Value ($)	Shares Granted (#)
Christopher Gibson	25	70	91,000	11,050
Tina Marriott Larson	25	70	80,080	9,732
Michael Secora	25	70	63,700	7,735
Shafique Virani	25	70	89,250	10,837
Ramona Doyle	25	—	—	—

LONG-TERM INCENTIVE COMPENSATION

We grant annual long-term incentive equity awards with multi-year vesting requirements to incentivize and reward our Named Executive Officers for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our Named Executive Officers with those of our stockholders. The annual equity awards granted to our Named Executive Officers were determined by our Compensation Committee in February 2022 after reviewing data from a competitive market analysis prepared Compensia. In addition, our Compensation Committee considers the input of our Chief Executive Officer regarding the individual performance and pay levels for his direct reports.

Fiscal Year 2022 Long-Term Equity Compensation

Name	RSUs Granted (#)	Options Granted (#)	Total Grant Value ($)
Christopher Gibson	208,175	416,350	5,620,725
Tina Marriott Larson	79,613	159,226	2,149,551
Michael Secora	58,342	116,684	1,566,234
Shafique Virani	40,255	80,450	1,086,075
Ramona Doyle	38,499	76,998	1,039,473

These stock options vest monthly over four years, subject to the applicable Named Executive Officer's continued service through the applicable vesting date. These RSUs vest quarterly over four years, subject to the applicable Named Executive Officer's continued service through the applicable vesting date.

Compensation Policies and Practices

INSIDER TRADING POLICY

Under our Insider Trading Policy, we prohibit our employees, including our NEOs, and Board members, from hedging the risk associated with ownership of shares of Recursion common stock and other securities.

In addition, under our Insider Trading Policy, we prohibit our NEOs and directors from pledging any Recursion securities as collateral for a loan except in limited circumstances with approval by the Head of Legal, in consultation with our Board of Directors or an independent committee of our Board of Directors.

401(k) PLAN

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our Named Executive Officers who remain employed with us, and who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan authorizes employer safe harbor contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

PERQUISITES

We provide only modest perquisites to our executive officers, providing only those that have a sound value to our business. We describe our perquisites paid to each of the NEOs in the footnotes to the Summary Compensation Table.

Offer Letters and Employment Arrangements

EMPLOYMENT LETTERS

In March 2021, we entered into a new employment letters with our Named Executive Officers that confirmed the then-current terms of their employment, including their base salaries and target annual cash bonuses. Each employment letter does not have a specific term and provides that the Named Executive Officer's employment is at-will.

SEVERANCE AND CHANGE IN CONTROL BENEFITS

In March 2021, we adopted an Executive Change in Control and Severance Plan, or our Severance Plan, under which our executive officers and certain other key employees will be eligible to receive severance benefits, as specified in and subject to the employee signing a participation agreement under our Severance Plan. Our Severance Plan became effective on April 15, 2021. The purpose of our Severance Plan is to provide assurances of specified benefits to participants whose employment could be involuntarily terminated under the circumstances described in the Severance Plan, in order to attract, retain, and reward senior level employees.

Each of our Named Executive Officers that remain employed with us is a participant under our Severance Plan eligible for the rights to the applicable severance payments and benefits, which are described below under the section titled “Potential Payments Upon Termination or Change in Control.

Dr. Doyle was a participant in our Severance Plan before the end of her employment with us. In connection with the end of her employment, we entered into a separation agreement with her, pursuant to which she received the severance benefits described below under the section titled “Potential Payments Upon Termination or Change in Control.”

Tax and Accounting Treatment of Compensation

DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Code, as amended by the Tax Cuts and Jobs Act of 2017, places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. While the Compensation Committee considers the deductibility of compensation as one factor in determining executive compensation, the Compensation Committee retains the discretion to award and pay compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key executives.

ACCOUNTING TREATMENT

We account for stock compensation in accordance with the authoritative guidance set forth in FASB ASC Topic 718, which requires companies to measure and recognize the compensation expense for all share-based awards made to employees and directors, including stock options and RSU awards, over the period during which the award recipient is required to perform services in exchange for the award.

Compensation Committee Report

The Compensation Committee submitted the following report:

The Compensation Committee, comprised of independent directors, reviewed and discussed the above Compensation Discussion and Analysis with our management. Based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and included into our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

THE COMPENSATION COMMITTEE

Robert Hershberg, Chair

Zachary Bogue

Dean Li

Executive Compensation Tables

This section provides an overview of the compensation awarded to, earned by, or paid to our principal executive officer and the Named Executive Officers in respect of their service to us for the fiscal years ended December 31, 2020, 2021, and 2022.

Summary Compensation Table for 2022, 2021 and 2020

The following table sets forth information regarding the compensation of our Named Executive Officers for the years ended December 31, 2020, December 31, 2021, and December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non- Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Christopher Gibson, Chief Executive Officer	2020	269,643	13,000	—	2,268,661	20,444	12,700	2,584,448
	2021	485,417	—	—	—	175,000	13,174	673,591
	2022	497,500	—	2,573,043	3,047,682	185,478	12,200(4)	6,303,703
Tina Marriott Larson, Chief Operating Officer and President	2020	408,192	13,000	—	226,866	30,070	12,700	690,828
	2021	428,771	—	—	—	154,000	13,174	595,945
	2022	437,800	—	984,017	1,165,534	163,289	11,600(4)	2,750,640
Michael Secora, Chief Financial Officer	2020	170,833	63,000	—	3,431,798	15,357	37,500	3,718,488
	2021	307,708	63,460	—	—	126,000	13,174	510,342
	2022	348,250	—	721,107	845,127	129,834	46,104(5)	2,044,318
Shafique Virani, Chief Corporate Development Office	2020	413,541	13,000	—	991,749	28,158	20,523	1,466,974
	2021	500,000	—	—	—	175,000	13,174	688,174
	2022	488,333	—	497,181	588,894	181,906	11,600(4)	1,756,314
Ramona Doyle, Chief Medical Officer(6)	2020	3,666	—	—	1,134,331	—	—	1,137,997
	2021	440,282	—	—	—	154,000	13,174	607,456
	2022	167,933	—	475,848	563,625	—	359,058(7)	1,207,406

1. The amounts shown in this column reflect the aggregate grant date fair value of RSUs awarded during the applicable year, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. Such grant date fair value does not take into account any estimated forfeitures. These amounts reflect the accounting cost for RSUs and do not correspond to the actual economic value that may be received by our NEOs upon settlement of the RSUs or any sale of any of the underlying shares of common stock. We provide information regarding the assumptions used to calculate the value of all stock options granted to our NEO's in "Note 2—Summary of Significant Accounting Policies—Stock-Based Compensation" to our audited financial statements included in our Annual Report filed on Form 10-K.

2. In accordance with SEC rules, the amount in this column reflects the aggregate grant date fair value of stock options granted during the applicable year, calculated in accordance with FASB ASC Topic 718, rather than the amount paid or realized by the NEO. We provide information regarding the assumptions used to calculate the value of all stock options granted to our NEO's in "Note 2—Summary of Significant Accounting Policies—Stock-Based Compensation" to our audited financial statements included in our Annual Report filed on Form 10-K.
3. Represents amounts earned under our 2022 Short-Term Incentive Compensation plan, which consisted of the following cash bonuses and grants of fully-vested restricted stock units to each of our Named Executive Officers in February 2023, which equity awards had the following grant date fair values:

Executive Name	Year	Cash Bonus ($)	Restricted Stock Units (#)	Restricted Stock Unit Grant Date Fair Value ($)
Christopher Gibson	2022	91,000	11,050	94,478
Tina Marriott Larson	2022	80,080	9,732	83,209
Michael Secora	2022	63,700	7,735	66,134
Shafique Virani	2022	89,250	10,837	92,656
Ramona Doyle	2022	—	—	—

Our Short-Term Incentive Plan is more fully described in the Compensation Discussion and Analysis under the section titled "*Short-Term Incentive Compensation.*"

4. The amount consists of matching contributions to our 401(k) plan.
5. The amount consists of $11,690 in matching contributions to our 401(k) plan and $34,414 in contributions to a supplemental retirement plan.
6. The employment of Dr. Doyle as CMO of the Company ended on June 7, 2022.
7. The amount consists of $11,600 in matching contributions to our 401(k) plan and $347,458 in severance benefits (for a description of such benefits, see the section titled "*Potential Payments Upon Termination or Change in Control*" below.

Grants of Plan Based Awards Table

The following table sets forth information concerning each grant of an award made to our NEOs during the fiscal year ended December 31, 2022 under any plan, contract, authorization or arrangement pursuant to which cash, securities, similar instruments or other property may be received:

Participant Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards ($)[1]	All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/share)[4]	Grant Date Fair Value of Stock Awards and Option Awards ($)[5]
Christopher Gibson		260,000				
	2/4/2022		208,175			2,573,043
	2/4/2022			416,350	11.40	3,047,682
Tina Marriott Larson		228,800				
	2/4/2022		79,613			984,017
	2/4/2022			159,226	11.40	1,165,534
Michael Secora		182,000				
	2/4/2022		58,342			721,107
	2/4/2022			116,684	11.40	845,127
Shafique Virani		255,000				
	2/4/2022		40,225			497,181
	2/4/2022			80,450	11.40	588,894
Ramona Doyle		224,400				
	2/4/2022		38,499			475,848
	2/4/2022			76,998	11.40	563,625

1. The amounts represent the target award opportunity payable to each NEO under our Short-Term Incentive Compensation plan described in “Principal Elements of Compensation — Short-Term Incentive Compensation” above. The amounts listed include a cash payout opportunity with a target of 25% of base salary and an equity payout opportunity with a target of 25% of base salary. The actual amounts paid to each NEO for 2022 are provided in the “Summary Compensation Table.” As there are no threshold amounts with respect to these annual cash incentive payments, the column “Threshold ($)” is inapplicable and therefore has been omitted from this table. Payments under the annual cash incentive program were not subject to any maximum limit.
2. Consists of RSUs granted under our 2021 Equity Incentive Plan. The RSUs are subject to time-based vesting, as described in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End Table” below.
3. Consists of stock options granted under our 2021 Equity Incentive Plan. The stock options are subject to time-based vesting, as described in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End Table” below.
4. The exercise price of these stock options is equal to the closing price of our common stock as reported on the Nasdaq Global Market on the grant date.
5. The amounts reflect the aggregate grant date fair value of stock options and RSUs awarded in 2022, computed in accordance with the provisions of FASB ASC Topic 718 disregarding the effect of estimated forfeitures related to service-based vesting. These amounts reflect the accounting cost for the stock options and RSUs and do not correspond to the actual economic value that may be received by the NEO upon exercise of the stock options, settlement of the RSUs or any sale of any of the underlying shares of common stock. See “Note 2—Summary of Significant Accounting Policies—Stock-Based Compensation” to our audited financial statements included in our Annual Report filed on Form 10-K.

Outstanding Equity Awards at 2022 Fiscal Year-End Table

The following table sets forth information concerning outstanding equity awards held by our NEOs as of December 31, 2022.

			Option Awards				Stock Awards	
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($/share)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(1)
Christopher Gibson	12/31/2020(2)	12/31/2020	31,250	937,500	2.48	12/31/2030	—	—
	2/4/2022(3)	2/4/2022	34,693	381,657	11.40	2/4/2032	—	—
	2/4/2022(4)	2/4/2022	5,436	—	11.40	2/4/2032	—	—
	2/4/2022(5)	2/4/2022	—	—	—	—	195,165	1,504,722
Tina Marriott Larson	7/23/2018(6)	7/23/2018	618,062	15,938	1.06	7/23/2028	—	—
	12/31/2020(3)	12/31/2020	56,250	93,750	2.48	12/31/2030	—	—
	2/4/2022(3)	2/4/2022	13,268	145,958	11.40	2/4/2032	—	—
	2/4/2022(4)	2/4/2022	4,784	—	11.40	2/4/2032	—	—
	2/4/2022(5)	5/15/2022	—	—	—	—	74,638	575,459
Michael Secora	3/4/2020(7)	3/4/2020	328,125	492,187	2.22	3/4/2030	—	—
	3/4/2020(8)	3/4/2020	900,000	600,000	2.22	3/4/2030	—	—
	2/4/2022(3)	2/4/2022	9,720	106,964	11.40	2/4/2032	—	—
	2/4/2022(4)	2/4/2022	3,914	—	11.40	2/4/2032	—	—
	2/4/2022(5)	5/15/2022	—	—	—	—	54,696	421,706
Shafique Virani	3/4/2020(7)	—	265,080	421,875	2.22	3/04/2020(7)	—	—
	2/4/2022(3)	2/4/2022	6,704	73,746	11.40	2/4/2032	—	—
	2/4/2022(4)	2/4/2022	5,436	—	11.40	2/4/2032	—	—
	2/4/2022(5)	5/15/2022	—	—	—	—	37,711	290,752
Ramona Doyle	—	—	—	—	—	—	—	—

1. The amount in this column is calculated by multiplying the number of RSUs by the closing price of our common stock on the Nasdaq Global Select Market on December 30, 2022 (the last business day of fiscal 2022), which was $7.71.
2. Represents an option to purchase shares of our Class A common stock which vests as to one forty-eighth (1/48th) of the shares subject to the award shall vest one month after the vesting commencement date, and one forty-eighth (1/48th) of the shares subject to the award shall vest each month thereafter. Under the Equity Exchange Agreement, Dr. Gibson has the right to exchange the shares of Class A common stock received upon exercise of this option for shares of Class B common stock in accordance with the terms of the Equity Exchange Agreement.
3. Represents an option to purchase shares of our Class A common stock which vests as to one forty-eighth (1/48th) of the shares subject to the award shall vest one month after the vesting commencement date, and one forty-eighth (1/48th) of the shares subject to the award shall vest each month thereafter.
4. Represents an option to purchase shares of our Class A common stock that is fully vested and exercisable on the vesting commencement date pursuant to our 2021 Short-Term Incentive plan.
5. Represents RSUs that vest as to one one-sixteenth (1/16th) of the units subject the RSU beginning May 15, 2022 and every three months thereafter.
6. Represents an option to purchase shares of our Class A common stock. Twenty-Five percent (25%) of the shares subject to the award vested on July 16, 2019, and one-forty-eighth (1/48th) of the shares subject to the award vest each month thereafter.
7. Represents an option to purchase shares of our Class A common stock. One forty-eighth (1/48th) of the shares subject to the award vested on April 1, 2020, and one forty-eighth (1/48th) of the shares subject to the award vest each month thereafter.
8. Represents an option to purchase 1,500,000 shares of our Class A common stock that vest becomes cumulatively vested as to the following number of shares subject to the option upon each occurrence of certain liquidity events, subject to Mr. Secora's continued service through the date of such Liquidity Event:

Liquidity Event Value	Cumulative Vested Shares
Greater than $7.11	150,000
Greater than $9.24	300,000
Greater than $12.02	450,000
Greater than $15.63	600,000
Greater than $20.32	750,000
Greater than $29.46	900,000
Greater than $42.72	1,050,000
Greater than $61.95	1,200,000
Greater than $89.83	1,350,000
Greater than $103.26	1,500,000

Once a number of shares subject to the option have vested upon the occurrence of a liquidity event, the number of vested shares subject to the option will not be reduced if the Liquidity Event Value in a subsequent liquidity event is lower than the Liquidity Event Value in the prior liquidity event.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[(1)]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[(2)]
Christopher Gibson	596,354	2,794,936	28,739	273,374
Tina Marriott Larson	94,500	757,472	12,342	119,953
Michael Secora	—	—	9,249	90,235
Shafique Virani	25,000	259,458	7,746	77,821
Ramona Doyle	265,625	2,146,210	4,798	40,911

1. The value realized when the stock options were exercised represents (i) the excess of the closing price of a share of our common stock as reported on the Nasdaq Global Market on the date of exercise over the per share exercise price of the stock option, multiplied by (ii) the number of option shares exercised..
2. The value realized upon vesting of RSUs is calculated by multiplying the number of restricted stock awards or RSUs vested by the closing price market price of a share of our common stock as reported on the Nasdaq Global Market on the vest date.

Potential Payments Upon Termination or Change In Control

EXECUTIVE CHANGE IN CONTROL AND SEVERANCE PLAN

In March 2021, we adopted an Executive Change in Control and Severance Plan, or our Severance Plan, under which our executive officers and certain other key employees will be eligible to receive severance benefits, as specified in and subject to the employee signing a participation agreement under our Severance Plan. Our Severance Plan became effective on the effective date of the registration statement in April 2021. Our Severance Plan is designed to attract, retain, and reward senior level employees. The severance payments and benefits under the Severance Plan generally are in lieu of any other severance payments and benefits to which a participant was entitled before signing his or her participation agreement, except as specifically provided under the participation agreement.

The Board of Directors has designated each of our executive officers as a participant under our Severance Plan eligible for the rights to the applicable payments and benefits described below. In the event of a "termination" of the employment of an executive officer by us for a reason other than "cause" or the executive officer's death or "disability" (as such terms are defined in our Severance Plan), that occurs outside the change in control period (as described below), the executive officer will be entitled to the following payments and benefits:

- lump sum payment equal to 9 months (or in the case of Dr. Gibson, 12 months) of the executive officer's annual base salary; and
- reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985, as amended, or COBRA, for a period of 9 months (or in the case of Dr. Gibson, 12 months).

In the event of a "termination" of the employment by us for a reason other than "cause" or the participant's death or "disability" or by the participant for "good reason" (as such terms are defined in our Severance Plan), in either case, occurring within a period beginning 3 months prior to and ending 12 months following a "change in control" (as defined in our Severance Plan), the participant will be entitled to the following payments and benefits:

- a lump sum payment equal to (i) 12 months of the participant's annual base salary, plus (ii) 100% of the participant's target annual bonus as in effect for the fiscal year in which the change in control qualifying termination of employment occurs, plus (iii) a pro-rata portion of such target annual bonus (based on the number of days the participant worked during the fiscal year in which the change in control qualifying termination occurs divided by the total number of days in such fiscal year);
- reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under the COBRA for a period of 12 months; and
- 100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels for the relevant performance period(s), unless otherwise determined by the applicable agreement governing the equity award with performance-based vesting.

The receipt of the payments and benefits provided for under the Executive Severance Plan described above is conditioned on the executive officer signing and not revoking a separation and release of claims agreement and such release becoming effective and irrevocable no later than the 60th day following the Named Executive Officer's involuntary termination of employment, as well as continued compliance with any confidentiality, proprietary information, and inventions agreement applicable to the executive officer.

In addition, if any of the payments or benefits provided for under our Severance Plan or otherwise payable to the executive officer would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, the executive officer will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to them. Our Severance Plan does not require us to provide any tax gross-up payments to the executive officers.

ESTIMATED PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table provides an estimate of the payments and benefits that would be provided in the circumstances described above for each of the Named Executive Officers (other than Dr. Doyle), assuming the triggering event took place on December 30, 2022 (the last business day of fiscal 2022) and based on the closing of our common stock on the Nasdaq Global Select Market on that date, which was $7.71. With respect to our former NEO, Ramona Doyle, who ceased employment with us during 2022, the table below reflects the following severance benefits that Dr. Doyle received as a result of such separation: (i) a lump sum payment of $336,600, representing 9 months of her annual base salary, and (ii) a taxable lump sum payment of $10,858, which is an amount equal to the premium cost of continued health coverage under COBRA for a period of 9 months.

	Potential Payable Upon Termination Without Cause, Resignation for Good Reason, or Death or Disability	
Name	**Without a Change in Control ($)**	**With a Change in Control ($)**
Christopher Gibson		
Salary	520,000	520,000
Annual Incentive	—	520,000
Value of Accelerated Vesting	—	6,407,847
Healthcare Benefits	21,145	21,145
Tina Marriott Larson		
Salary	343,200	457,600
Annual Incentive	—	457,600
Value of Accelerated Vesting	—	1,171,759
Healthcare Benefits	13,942	18,589
Michael Secora		
Salary	273,000	364,000
Annual Incentive	—	364,000
Value of Accelerated Vesting	—	6,417,813
Healthcare Benefits	15,859	21,145
Shafique Virani		
Salary	382,500	510,000
Annual Incentive	—	510,000
Value of Accelerated Vesting	—	2,606,846
Healthcare Benefits	13,942	18,589
Ramona Doyle		
Salary	336,600	—
Annual Incentive	—	—
Value of Accelerated Vesting	—	—
Healthcare Benefits	10,858	—

Pay Versus Performance

Year	Summary Compensation Table Total for PEO[1] ($)	Compensation Actually Paid to PEO[2] ($)	Average Summary Compensation Table Total For Non-PEO NEOs[3] ($)	Average Compensation Actually Paid to Non-PEO NEOs[2] ($)	Value of Initial fixed $100 investment based on:[4] Total Shareholder Return ($)	Value of Initial fixed $100 investment based on:[4] Peer Group Total Shareholder Return[5] ($)	Net Income ($)
2021	673,591	21,789,135	647,815	13,678,688	54.73	98.60	(186,479,000)
2022	6,315,903	(5,833,229)	2,046,760	(4,631,734)	24.63	88.62	(239,476,000)

1. Christopher Gibson was our PEO for each year presented.
2. The amounts shown for "compensation actually paid" have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the PEO or other NEOs. The following table details the applicable adjustments that were made to determine "compensation actually paid":

	FY 2021 PEO ($)	FY 2021 Average Non-PEO NEOs ($)	FY 2022 PEO ($)	FY 2022 Average Non-PEO NEOs ($)
Summary Compensation Table - Total Compensation	673,591	647,815	6,315,903	2,046,760
(Deduct) Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	—	—	5,715,203	1,520,833
(Increase) Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	—	—	2,663,812	570,008
(Increase/Deduct) Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	14,976,563	10,336,535	(6,863,175)	(2,823,026)
(Increase) Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year that Vested During Fiscal Year	—	—	883,390	244,683
(Increase/Deduct) Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years for which Applicable Vesting Conditions were Satisfied During Fiscal Year	6,138,981	2,694,338	(3,117,956)	(1,350,685)
(Deduct) Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—	1,798,642
Compensation Actually Paid	21,789,135	13,678,688	(5,833,229)	(4,631,734)

3. The individuals comprising the non-PEO NEOs for 2021 were Ramona Doyle and Shafique Virani. Although the proxy statement for our 2022 annual meeting of stockholders also identified Tina Marriott Larson and Michael Secora as NEOs, Dr. Doyle and Dr. Virani were our actual non-PEO NEOs for fiscal 2021 because they were the two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of fiscal 2021.

   The individuals comprising the non-PEO NEOs for 2022 were Tina Marriott Larson, Michael Secora, Shafique Virani, and Ramona Doyle.
4. Total shareholder return ("TSR") is calculated assuming $100 was invested in the Company's common stock or the stock represented by the peer group (as applicable) for the period starting April 16, 2021 (the date on which our common stock first began trading on the Nasdaq Global Select Market) through the end of the listed fiscal year, respectively. The comparisons shown in the graph below are based upon historical data and are not necessarily indicative of future performance.
5. The peer group used for this table is the Nasdaq Biotechnology Index (the "Index"), which we also utilize for the performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2022.

DESCRIPTION OF RELATIONSHIP BETWEEN PEO AND AVERAGE NON-PEO NEO COMPENSATION ACTUALLY PAID AND COMPANY TSR

The following chart sets forth the relationship between "compensation actually paid," as calculated in accordance with Item 402(v) of Regulation S-K ("Compensation Actually Paid"), to our NEOs and the Company's TSR over the two most recently completed fiscal years.


Compensation Actually Paid Versus TSR
Compensation Actually Paid ($ Millions)
25
20
15
10
5
0
-5
-10
TSR (value of $100 invested, beginning 4/16/2021 through FYE listed)
60
50
40
30
20
10
0
2021
2022
Compensation Actually Paid to PEO
Average Compensation Actually Paid to Non-PEO NEOs
RXRX TSR

DESCRIPTION OF RELATIONSHIP BETWEEN PEO AND AVERAGE NON-PEO NEO COMPENSATION ACTUALLY PAID AND NET INCOME

The following chart sets forth the relationship between Compensation Actually Paid to our NEOs and our net income during the two most recently completed fiscal years. While we are required to disclosure our net income (loss) for each covered fiscal year, this is not a metric used in our compensation programs at this time.


Compensation Actually Paid Versus Net Income
Compensation Actually Paid ($ Millions)
25
20
15
10
5
0
-5
-10
Net Income ($ Millions)
0
(50)
(100)
(150)
(200)
2021
2022
Compensation Actually Paid to PEO
Average Compensation Actually Paid to Non-PEO NEOs
RXRX Net Income

DESCRIPTION OF RELATIONSHIP BETWEEN COMPANY TSR AND PEER GROUP TSR

The following graph compares the cumulative total returns of Recursion, the Nasdaq Biotechnology Index from our April 16, 2021 closing stock price (the date on which our common stock first began trading on the Nasdaq Global Select Market) through December 31, 2022. This graph assumes $100 was invested and the reinvestment of dividends, if any. The comparisons shown in the graph below are based upon historical data and are not necessarily indicative of future performance.


Comparison of Cumulative TSR of Recursion Pharmaceuticals and Nasdaq Biotechnology Index
$120
$100
$80
$60
$40
$20
$0
Apr. 16, 2021
Dec. 31, 2021
Dec. 31, 2022
RXRX
Nasdaq Biotechnology Index

TABULAR LIST OF FINANCIAL PERFORMANCE MEASURES

The Company does not directly tie any incentive compensation paid to the Company's Named Executive Officers to any financial performance measures.

Equity Plan Information

The following table provides information as of December 31, 2022, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

	EQUITY COMPENSATION PLAN INFORMATION		
PLAN CATEGORY	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted average exercise price of outstanding options, warrants and rights(3)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)**
Equity compensation plans approved by security holders(1)(2)	23,058,608	5.24	19,221,547
Equity compensation plans not approved by security holders	—	—	—
Total	**23,058,608**	**5.24**	**19,221,547**

1. As a result of our IPO and the adoption of 2021 Equity Incentive Plan, or the 2021 Plan, we no longer grant awards under the 2016 Equity Incentive Plan, or the 2016 Plan; however, all outstanding awards under the 2016 Plan remain subject to the terms of the 2016 Plan. The shares of Class A common stock available for issuance under the 2021 Plan will be increased by a number of shares of Class A common stock equal to (a) any shares of Class A common stock subject to stock options or similar awards under the 2016 Plan that, on or after the effective date of the registration statement relating to our IPO (the "Registration Date"), expire or otherwise terminate without having been exercised or issued in full, (b) any shares of Class A common stock that, on or after the Registration Date, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations and (c) any shares of Class A common stock issued pursuant to the 2016 Plan that, on or after the Registration Date, are forfeited to or repurchased by us due to failure to vest. The maximum number of shares of Class A common stock that can be added to the 2021 Plan from the 2016 Plan is 19,479,146.
2. Consists of 14,912,815 shares of our Class A common stock reserved for issuance under our 2021 Plan and 4,308,732 shares of our Class A common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, or our 2021 ESPP. Our 2021 Plan provides that on the first day of each fiscal year, the number of shares of our Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 16,186,000 shares, (ii) five percent (5%) of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year, or (iii) such number of shares of Class A common stock determined by the administrator of our 2021 Plan. Our 2021 ESPP provides that on the first day of each fiscal year, the number of shares of our Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 3,238,000 shares, (ii) one percent (1%) of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year, or (iii) such number of shares of Class A common stock determined by the administrator of our 2021 ESPP. On January 1, 2022, the number of shares of our Class A common stock available for issuance under our 2021 Plan and our 2021 ESPP increased by 8,513,338 and 1,702,725 shares, respectively, pursuant to these provisions.
3. The weighted-average exercise price excludes any outstanding RSUs, which have no exercise price.

Recursion

PROPOSAL 3

Advisory Vote to Determine Frequency of Advisory Vote on Executive Compensation


WITH

Proposal 3
Advisory Vote to Determine Frequency of Advisory Vote on Executive Compensation

Section 14A of the Exchange Act requires U.S. public corporations to provide for an advisory (non-binding) vote on the frequency of holding advisory Say-on-Pay votes upon no longer being an Emerging Growth Company, and every six years thereafter. As such, the Company is presenting this proposal, which gives stockholders the opportunity to vote on whether Say-on-Pay votes should occur every one, two or three years. You have the option to vote for any one of the three options, or to abstain from the matter.

The Company has designed its executive compensation program to align executives' interests with those of our stockholders; reinforce a strong pay-for-performance culture; and recruit, retain and motivate top talent required to achieve our corporate goals and strategy.

The Board of Directors has determined that an annual advisory Say-on-Pay vote is the best approach for the Company because:

- It provides contemporaneous and more direct feedback from our stockholders regarding our compensation practices and policies, providing a higher level of accountability to the stockholders;
- An annual vote furthers our commitment to maintaining high standards of corporate governance; and
- If we receive a negative response to our "Say-on-Pay" vote, we will be able to make changes to our practices quickly and receive shareholder feedback on those changes within a year.

Similar to the Say-on-Pay vote, because your vote is advisory, it will not be binding upon the Compensation Committee or the Board of Directors. However, we value our stockholders' opinions and will consider the outcome of the vote in determining how often we will hold a Say-on-Pay vote.

✓ **The Board of Directors recommends voting for a "ONE YEAR" advisory vote on executive compensation on Proposal No. 3.**

Recursion

PROPOSAL 4

Ratification of the Appointment of Ernst & Young LLP



Proposal 4
Ratification of the Appointment of Ernst & Young LLP

As Recursion Pharmaceuticals' independent registered public accounting firm for the fiscal year ending December 31, 2023.

Our stockholders are being asked to ratify the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as Recursion Pharmaceuticals' independent registered public accounting firm for the fiscal year ending December 31, 2023. Ernst & Young LLP has served as Recursion Pharmaceuticals' independent registered public accounting firm since our 2018 audit. Representatives of Ernst & Young LLP are expected to be present during the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The Audit Committee is solely responsible for selecting our independent registered public accounting firm for the fiscal year ending December 31, 2023. Stockholder approval is not required to appoint Ernst & Young LLP as our independent registered public accounting firm. However, the Board of Directors believes that submitting the appointment of Ernst & Young LLP to the Stockholders for ratification is good corporate governance. If the stockholders do not ratify this appointment, the Audit Committee will reconsider whether to retain Ernst & Young LLP. If the selection of Ernst & Young LLP is ratified, the Audit Committee, at its discretion, may direct the appointment of a different independent registered public accounting firm at any time it decides that such a change would be in the best interest of our company and its stockholders.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the fiscal years ended December 31, 2022 and 2021 for each of the following categories of services are as follows:

	Fiscal Year Ending December 31	
	2022	**2021**
	(in thousands)($)	
Audit Fees[1]	1,910	820
Audit – Related Fees[2]	—	73
Tax Fees[3]	49	29
All Other Fees[4]	2	2
Total Fees	**1,961**	**924**

1. Audit fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, reviews of our quarterly condensed consolidated financial statements, and statutory and regulatory filings or engagements. For the fiscal year ended December 31, 2021, this category also included fees for services provided in connection with our initial public offering.
2. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees." This primarily consists of fees for services provided in connection with preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and fees for service organization control audits under Statement on Standards for Attestation Engagements No.18.
3. Tax fees consist of fees for transfer pricing services and consultation on tax matters.
4. All other fees consist of software subscription fees.

AUDIT COMMITTEE PRE-APPROVAL POLICY AND PROCEDURES

Our Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. This policy provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by our Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, our Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval details the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

During fiscal years 2022 and 2021, no services were provided to us by Ernst & Young LLP other than in accordance with the pre-approval policies and procedures described above.

The Board of Directors recommends voting "FOR" Proposal No. 3 to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

Report of the Audit Committee

The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, (the "Securities Act") or the Exchange Act.

We operate in accordance with a written charter adopted by the Board and reviewed annually by the Audit Committee. We are responsible for overseeing the quality and integrity of the Company's accounting, auditing and financial reporting practices. In accordance with the rules of the SEC and Nasdaq, the Audit Committee is composed entirely of members who are independent, as defined by the listing standards of Nasdaq and the Company's Corporate Governance Guidelines. Further, the Board has determined that all three of our members (Terry-Ann Burrell, R. Martin Chavez, and Zavin Dar) are audit committee financial experts as defined by the rules of the SEC.

The audit committee met four (4) times during fiscal 2022 with the Company's management and Ernst & Young LLP, the Company's independent registered public accounting firm, including, but not limited to, meetings held to review and discuss the annual audited and quarterly financial statements and the Company's earnings press releases.

We believe that we fully discharged our oversight responsibilities as described in our charter, including with respect to the audit process. We reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2022, with management and Ernst & Young LLP. Management has the responsibility for the preparation of the Company's financial statements, and Ernst & Young LLP has the responsibility for the audit of those statements. The Audit Committee discussed with Ernst & Young LLP the matters required to be discussed by Public Company Accounting Oversight Board, or PCAOB, Auditing Standard No. 1301 and the SEC. We received the written disclosures and the letter from Ernst & Young pursuant to Rule 3526, Communication with Audit Committees Concerning Independence, of the PCAOB, concerning any relationships between Ernst & Young LLP and the Company and the potential effects of any disclosed relationships on Ernst & Young LLP's independence, and discussed with Ernst & Young its independence. We reviewed with Ernst & Young their audit plans, audit scope, identification of audit risks and their audit efforts, and discussed and reviewed the results of Ernst & Young LLP's examination of the Company's financial statements both with and without management.

The Audit Committee considered any fees paid to Ernst & Young LLP for the provision of non-audit related services and does not believe that these fees compromise Ernst & Young LLP's independence in performing the audit.

Based on these reviews and discussions with management and Ernst & Young LLP, we approved the inclusion of the Company's audited financial statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC. We also have selected Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ended December 31, 2023, subject to ratification by the Company's stockholders.

Members of the Audit Committee

Terry-Ann Burrell (Committee Chair)
R. Martin Chavez
Zavin Dar

April 28, 2023

Executive Officers

The following table sets forth information for our executive officers as of April 17, 2023:

Name	Age	Position
Christopher Gibson	40	Co-Founder and Chief Executive Officer
Tina Marriott Larson	48	President and Chief Operating Officer
Michael Secora	40	Chief Financial Officer
Shafique Virani	52	Chief Corporate Development Officer

EXECUTIVE OFFICER BIOGRAPHIES

Christopher Gibson, Ph.D.

Christopher Gibson, Ph.D, serves as our Chief Executive Officer. For Dr. Gibson's biography please see the heading above "Directors Continuing in Office."

Tina Marriott Larson

Tina Marriott Larson has served as our Chief Operating Officer since July 2018 and as our President since October 2019. She was previously Senior Vice President, Executive Committee member, and Compliance Committee member at Achaogen, a publicly traded biopharmaceutical company that discovered, developed and commercialized treatments for infectious disease from May 2016 to June 2018, where she led Achaogen's technical operations team—accountable for process development, supply chain and diagnostic development. Prior to Achaogen, she was Global Head of Technical Development Business Operations at Roche from October 2014 to April 2016, where she was responsible for business and technology infrastructure. She spent a total of 20 years at Genentech/Roche in technical operations roles that included Automation Engineer, Associate Director Manufacturing Sciences, Director Process Development Engineering and Senior Director Technical Development Operations & Engineering. She has both deep technical expertise in scale-up of biopharmaceutical production and managing technical and operational organizations. Ms. Larson was recognized by the Healthcare Business Women's Association as a Rising Star in 2012, was recognized by Utah Business magazine as a Woman of the Year in 2022, CXO of the Year in 2020, and was a 2019 Women Tech Council Awards winner. She has served on the advisory board of Colorado State University's College of Engineering since 2015 and was recognized in 2019 as a CSU Distinguished Alumni. Ms. Larson received a B.S. in Chemical Engineering from Colorado State University.

Michael Secora, Ph.D.

Michael Secora, Ph.D., has served as our Chief Financial Officer since March 2020. Prior to joining us, Dr. Secora worked at Laurion Capital Management, as a portfolio manager based in New York City from July 2010 to February 2020, where he was Managing Director and Head of Capital Markets and Venture. During his time at Laurion, he developed, executed and managed fundamentally grounded investment strategies as well as built business partnerships and technological infrastructure for investing in event-driven, fundamental and macroeconomic contexts. At Laurion Capital Management, Dr. Secora was active in venture, crossover, capital markets, public and special situations investing particularly within emerging technologies and the life sciences. Dr. Secora received his Ph.D. from Princeton University in Applied and Computational Mathematics and B.S. in Mathematics and Physics from the Massachusetts Institute of Technology.

Shafique Virani, M.D.

Shafique Virani, M.D., has served as our Chief Corporate Development Officer since March 2020. Prior to joining us, he was Chief Executive Officer of Navire Pharma and CoA Therapeutics (each a subsidiary of BridgeBio Pharma, Inc.) from September 2017 to December 2019 and June 2018 to December 2019, respectively. He also served as Chief Executive Officer in Residence of BioBridge LLC from June 2017 to December 2019. Prior to BridgeBio, he assumed a 13-year long tenure at Genentech/Roche from January 2004 to June 2017 as Vice President and Global Head of Neuroscience, ophthalmology and rare disease partnering where he helped build a portfolio of medicines including Risdiplam for spinal muscular atrophy, Enspryng for neuromyelitis optica spectrum disorder and several therapeutics in the mid-late stage clinical pipeline via licensing and acquisitions. Dr. Virani trained as a neurosurgeon in Cambridge, UK and Boston and received his M.D. from the University of Nottingham.

Certain Relationships and Related Party Transactions

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Other than the compensation agreements and other arrangements described under "Executive Compensation" and "Director Compensation" in this proxy statement and the transactions described below, since January 1, 2022, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

We have agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and have purchased directors' and officers' liability insurance. We also maintain a general liability insurance policy which covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. The indemnification agreements and our amended restated certificate of incorporation and bylaws were effect upon the closing of our initial public offering in April 2021 and require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.

OTHER TRANSACTIONS

We entered into exchange agreements with Dr. Gibson and his affiliate, effective as of immediately after the effectiveness of the filing of our amended and restated certificate of incorporation in April of 2021, pursuant to which 9,467,883 shares of our Class A common stock beneficially owned by Dr. Gibson and his affiliate were automatically exchanged for an equivalent number of shares of our Class B common stock immediately prior to the completion of our initial public offering in April of 2021. In addition, following the completion of our initial public offering in April of 2021, and pursuant to an equity exchange right agreement entered into between us and Dr. Gibson, or the Equity Award Exchange Agreement, Dr. Gibson has a right (but not an obligation) to require us to exchange any shares of Class A common stock received upon the exercise of options to purchase shares of Class A common stock for an equivalent number of shares of Class B common stock. We referred to this right as the Equity Award Exchange. The Equity Award Exchange applies only to equity awards granted to Dr. Gibson prior to the effectiveness our current amended and restated certificate of incorporation. As of December 31, 2022, there were 968,750 shares of our Class A common stock subject to options held by Dr. Gibson that may be exchanged, upon exercise, for an equivalent number of shares of our Class B common stock.

INVESTORS' RIGHTS AGREEMENT

We are party to an investors' rights agreement, as amended, with certain holders of our capital stock, including Data Collective IV, L.P., DCVC Opportunity Fund II, L.P., DCVC V, L.P., Lux Co-Invest Opportunities, L.P., Lux Ventures IV, L.P., Obvious SPV I, L.L.C, Obvious Ventures II, L.P., Scottish Mortgage Investment Trust plc, MDC Capital Partners (Ventures), L.P., Thirty Fifth Investment Company L.L.C., Christopher Gibson, Blake Borgeson, and Dean Li. Under our investors' rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Such registration obligations terminated on April 20, 2023. Other provisions of the Investors' Rights Agreement were terminated upon completion of our initial public offering in April 2021.

RELATED PERSON TRANSACTION POLICY

The Board of Directors adopted a written related person transaction policy providing that transactions with our directors, executive officers and holders of five percent or more of our voting securities and their affiliates, each a related person, must be approved by the Audit Committee. This policy became effective in April 2021 in connection with our initial public offering. Pursuant to this policy, the Audit Committee has the primary responsibility for reviewing and approving or disapproving “related person transactions,” which are transactions between us and related persons and in which a related person has or will have a direct or indirect material interest.

Pursuant to this policy, the material facts as to the related person’s relationship or interest in the transaction are disclosed to our Audit Committee prior to their consideration of such transaction. The Audit Committee will consider, among other factors that it deems appropriate, whether the transaction is on terms no less favorable to us than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our Class A and Class B common stock as of March 31, 2023 by:

- each Named Executive Officer;
- each of our directors;
- our directors and executive officers as a group; and
- each person or entity known by us to own beneficially more than 5% of our capital stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based our calculation of the percentage of beneficial ownership on 184,514,645 shares of our Class A common stock and 7,716,209 shares of our Class B common stock outstanding as of March 31, 2023. We have deemed shares of our Class A common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2023, to be outstanding and to be beneficially owned and, if applicable, to have been exchanged for shares of Class B common stock pursuant to the Equity Award Exchange, by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Recursion Pharmaceuticals, Inc. 41 S. Rio Grande St. Salt Lake City, UT, 84121.

Name of Beneficial Owner	Class A Common Stock (#)	Percentage of Class A Common Stock (%)	Class B Common Stock (#)	Percentage of Class B Common Stock (%)	Percentage of Total Voting Power (%)†
5% and Greater Stockholders:					
BlackRock Inc.[(1)]	10,667,624	5.8	—	—	4.1
DCVC[(2)]	13,619,224	7.4	—	—	5.2
MDC Capital Partners[(3)]	20,048,796	10.9	—	—	7.7
Baillie Gifford & Co[(4)]	24,820,850	13.5	—	—	9.5
The Vanguard Group[(5)]	10,057,363	5.4	—	—	3.8
Christopher Gibson[(6)]	303,407	*	8,132,985	100	31.2

Name of Beneficial Owner	Class A Common Stock (#)	Percentage of Class A Common Stock (%)	Class B Common Stock (#)	Percentage of Class B Common Stock (%)	Percentage of Total Voting Power (%)†
Named Executive Officers and Directors:					
Christopher Gibson(6)	303,407	*	8,132,985	100	31.2
Tina Marriott Larson(7)	884,784	*	—	—	*
Michael Secora(8)	2,116,644	1.1	—	—	*
Shafique Virani(9)	577,140	*	—	—	*
Zachary Bogue(10)	13,625,620	7.4	—	—	5.2
Blake Borgeson(11)	7,570,642	4.1	—	—	2.9
Terry-Ann Burrell(12)	437,965	*	—	—	*
R. Martin Chavez(13)	434,726	*	—	—	*
Zavain Dar(14)	37,428	*	—	—	*
Robert Hershberg(15)	435,987	*	—	—	*
Dean Li(16)	3,804,476	2.1	—	—	1.5
Ramona Doyle(17)	—	—	—	—	—
All current executive officers and directors as a group (12 persons)(18)	**30,228,819**	**16.0**	**8,132,985**	**100**	**42.6**

† Percentage of total voting power represents voting power with respect to all shares of Class A common stock and Class B common stock as one class. Each holder of our Class A common stock is entitled to one vote per share, the holder of our Class B common stock is entitled to 10 votes per share. Holders of our Class A common stock and Class B common stock will vote together as one class on all matters submitted to a vote of our stockholders, except as expressly provided in our amended and restated certificate of incorporation or required by applicable law. See the section the section titled "Description of Capital Stock—Voting Rights" for additional information.

* Represents beneficial ownership of less than 1% of the outstanding shares of our Class A common stock and Class B common stock.

The Company makes no representations as to the accuracy or completeness of the information in the filings reported in footnotes 1-5:

1. BlackRock, Inc. Schedule 13G/A filing, dated February 3, 2023, relating to a parent holding company and certain affiliates, reports beneficial ownership as of December 31, 2022 of 10,667,624 shares, with sole voting power as to 10,386,683 shares and sole dispositive power as to 10,667,624 shares. The address of the entities listed herein is 55 East 52nd St., New York, New York 10055.
2. Consists of (a) 5,941,120 shares held of record by Data Collective IV, L.P., or DCVC IV, (b) 3,951,141 shares held of record by DCVC Opportunity Fund II, L.P., or DCVC Opportunity Fund II, and (c) 3,726,963 shares held of record by DCVC V L.P., or DCVC V. Data Collective IV GP, LLC, or DCVC IV GP, is the general partner of DCVC IV, DCVC Opportunity Fund II GP, LLC, or DCVC Opportunity Fund II GP, is the general partner of DCVC Opportunity Fund II, and DCVC V GP, LLC, DCVC V GP, is the general partner of DCVC V. Zachary Bogue and Matthew Ocko are the managing members of each of DCVC IV GP, DCVC Opportunity Fund II GP, and DCVC V GP. Zachary Bogue and Matthew Ocko exercise voting and dispositive power over the shares held by DCVC IV, DCVC Opportunity Fund II, and DCVC V. The address of the entities listed herein is 270 University Avenue, Palo Alto, California 94301.
3. Consists of (a) 12,985,927 shares held of record by Fifteenth Investment Company LLC, a wholly owned subsidiary of Mamoura Diversified Global Holdings PJSC, which is wholly owned by Mubadala Investment Company PJSC, which is wholly owned by the Government of Abu Dhabi; and (b) 7,062,869 shares held by MDC Capital Partners (Ventures), LP, of which MDC Capital Partners (Ventures) GP, LP is the general partner. MDC Capital Partners (Ventures) GP, LP has created an investment committee comprised of four individual members, which has the authority, by affirmative majority consent, to approve all investment and divestment decisions made with respect to MDC Capital Partners (Ventures), LP. Each of the members of the investment committee expressly disclaims beneficial ownership of the shares held by MDC Capital Partners (Ventures), LP. The address of the entities listed herein is c/o Mubadala Capital, 22nd Floor Al Sila Tower, Abu Dhabi Global Market, Al Maryah Island, Abu Dhabi, United Arab Emirates.
4. Baillie Gifford & Co. Schedule 13G/A filing, dated January 24, 2023, relating to Baillie Gifford & Co. and certain affiliates, reports beneficial ownership as of December 31, 2022 of 24,820,850 shares, with sole voting power as to 24,779,461 shares and sole dispositive power as to 24,820,850 shares. The address for the entities listed herein is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, United Kingdom.
5. The Vanguard Group. Schedule 13G/A filing, dated February 9, 2023, reports beneficial ownership as of December 31, 2022 of 10,057,363 shares, with shared voting power as to 89,293 shares, sole dispositive power as to 9,873,498 shares, and shared dispositive power as to 183,865 shares. The address of the entities listed herein is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.
6. Consists of (a) 6,549,334 shares of Class B common stock held of record by Dr. Gibson; (b) 123,875 shares of Class B common stock held by the Gibson Family Trust; (c) 535,000 shares of Class B common stock held by Lahwran-3 LLC; (d) 508,000 shares of Class B common stock held by Lahwran-4 LLC; (e) 78,579 shares of Class A common stock held by Dr. Gibson; (f) 354,276 shares of Class A common stock held by Dr. Gibson and assumes the exchange of such shares of Class A common stock for shares of Class B common stock; (g) 186,392 shares of Class A common stock subject to options held by Dr. Gibson that are exercisable and vested within 60 days of March 31, 2023; (h) 62,500 shares of Class A common stock subject to options held by Dr. Gibson that are exercisable and vested within 60 days of March 31, 2023 and assumes the exchange of such shares of Class A common stock for shares of Class B common stock; and (i) 38,436 shares of Class A common stock subject to restricted stock units held by Dr. Gibson that vest within 60 days of March 31, 2023.
7. Consists of (a) 151,071 shares held of record by Ms. Larson, (b) 715,171 shares subject to options held by Ms. Larson that are exercisable and vested exercisable within 60 days of March 31, 2023, and (c) 18,542 shares subject to restricted stock units held by Ms. Larson that vest within 60 days of March 31, 2023.
8. Consists of (a) 548,733 shares held of record by Mr. Secora, (b) 1,551,614 shares subject to options held by Mr. Secora that are exercisable and vested within 60 days of March 31, 2023, and (c) 16,297 shares subject to restricted stock units held by Mr. Secora that vest within 60 days of March 31, 2023.

9. Consists of (a) 50,910 shares held of record by Dr. Virani, (b) 517,076 shares subject to options held by Dr. Virani that are vested and exercisable within 60 days of March 31, 2023, and (c) 9,154 shares subject to restricted stock units held by Dr. Virani that vest within 60 days of March 31, 2023.
10. Consists of (a) the shares described in footnote (2) above and (b) 6,396 shares held of record by Mr. Bogue.
11. Consists of (a) 7,558,142 shares held of record by Dr. Borgeson, and (b) 12,500 shares subject to options held by Dr. Borgeson that are vested and exercisable within 60 days of March 31, 2023.
12. Consists of (a) 141,090 shares held of record by Ms. Burrell, (b) 296,875 shares subject to options held by Ms. Burrell that are vested and exercisable within 60 days of March 31, 2023.
13. Consists of (a) 17,539 shares held of record by Dr. Chavez, and (b) 417,187 shares subject to options held by Dr. Chavez that are vested and exercisable within 60 days of March 31, 2023.
14. Consists of shares held of record by Mr. Dar.
15. Consists of (a) 7,862 shares held of record by Dr. Hershberg, and (b) 428,125 shares subject to options held by Dr. Hershberg that are vested and exercisable within 60 days of March 31, 2023.
16. Consists of (a) 872,478 shares held of record by Dr. Li, (b) 1,422,048 shares held of record by the Dean Y. Li Revocable Trust, (c) 1,036,802 shares held of record by the Dean Y. Li 2021 GRAT, (d) 450,000 shares held of record by the Dean Y. Li 2021 Family Trust, (e) 18,518 shares subject to options held by Dr. Li that are vested and exercisable within 60 days of March 31, 2023, and (f) and 4,630 shares subject to restricted stock units held by Dr. Li that vest within 60 days of March 31, 2023
17. The employment of Dr. Doyle as CMO of the Company ended on June 7, 2022.
18. Consists of (a) 25,998,302 shares beneficially owned by our current executive officers and directors as of March 31, 2023, (b) 4,143,458 shares subject to options that are vested and exercisable within 60 days of March 31, 2023, and (c) 87,059 shares subject to restricted stock units that vest within 60 days of March 31, 2022.

Delinquent Section 16(a) Reports

Our executive officers and directors and persons who own beneficially more than 10% of our equity securities are required under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to file reports of ownership and changes in their ownership of our securities with the SEC. They must also furnish copies of these reports to us. Based solely on our review of such reports filed during the most recent fiscal year and written representations from certain reporting persons, we believe that our executive officers, directors and 10% stockholders filed on a timely basis all reports required by Section 16(a) of the Exchange Act during our fiscal year ended December 31, 2022, except that Tina Larson did not timely file one Form 4 reporting the exercise of vested stock options in February 2022 (filed on February 17, 2022), and Mubadala Investment Co PJSC and Mamoura Diversified Global Holding PJSC did not timely file one Form 4 reporting the purchase of shares of our Class A Common Stock in December 2022 and January 2023 (filed on January 13, 2023).

Householding

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of our documents, including the annual report to stockholders and proxy statement, may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you upon written or oral request to Recursion Pharmaceuticals, Inc., 41 S. Rio Grande Street, Salt Lake City, Utah, Attention: Corporate Secretary, telephone: (385) 269-0203 or via email: *Investor@Recursion.com*. If you want to receive separate copies of the proxy statement or annual report to stockholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

Stockholder Proposals

A stockholder who would like to have a proposal considered for inclusion in our 2024 proxy statement must submit the proposal in accordance with the procedures outlined in Rule 14a-8 of the Exchange Act so that it is received by us no later than December 30, 2023. However, if the date of the 2024 Annual Meeting of Stockholders is changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before we begin to print and send our proxy statement for the 2024 Annual Meeting of Stockholders. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed Recursion Pharmaceuticals, Inc., 41 S. Rio Grande Street, Salt Lake City, Utah, Attention: Corporate Secretary.

If a stockholder wishes to propose a nomination of persons for election to the Board of Directors or present a proposal at an annual meeting but does not wish to have the proposal considered for inclusion in our proxy statement and proxy card, our bylaws establish an advance notice procedure for such nominations and proposals. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely notice in proper form to our corporate secretary of the stockholder’s intention to bring such business before the meeting.

The required notice must be in writing and received by our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the tenth day following the day on which public disclosure of the date of such annual meeting. For stockholder proposals to be brought before the 2024 Annual Meeting of Stockholders, the required notice must be received by our corporate secretary at our principal executive offices no earlier than February 17, 2024 and no later than March 18, 2024. Stockholder proposals and the required notice should be addressed to Recursion Pharmaceuticals, Inc., 41 S. Rio Grande Street, Salt Lake City, Utah, Attention: Corporate Secretary.

In addition to satisfying the requirements of our bylaws, including the earlier notice deadlines set forth above and therein, to comply with universal proxy rules, stockholders who intend to solicit proxies in support of director nominees (other than our nominees) must also provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act, no later than April 17, 2024.

AVAILABILITY OF BYLAWS

A copy of our amended and restated bylaws may be obtained by accessing our filings on the SEC's website at www.sec.gov. You may also contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Other Matters

The Board of directors does not know of any other matters to be brought before the Annual Meeting. If any other matters not mentioned in this proxy statement are properly brought before the meeting, the individuals named in the enclosed proxy intend to use their discretionary voting authority under the proxy to vote the proxy in accordance with their best judgment on those matters.

Special Note Regarding Forward-Looking Statements

This proxy statement and other materials we are sending you or that are available on our website in connection with the Annual Meeting "forward-looking statements" about us and our industry within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements other than statements of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "would," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential," or "continue" or the negative of these terms or other similar expressions.

These forward-looking statements may be found in the sections of this proxy statement titled "A Letter from Our Co-Founder and CEO," "Proxy Summary," "Executive Compensation—Compensation Discussion and Analysis," and other sections of this proxy statement. These forward-looking statements are based on our current expectations and assumptions, and are subject to risks and uncertainties that could cause our actual results or experience and the timing of events to differ significantly from the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in the Annual Report. You should carefully consider that information before voting.

You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may make in the future. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.